UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. and SUBSIDIARY

QUARTERLY INFORMATION on

June 30, 2023

TIM S.A.

QUARTERLY INFORMATION

June 30, 2023

Contents

Independent auditors’ report on quarterly information	1
Individual and consolidated quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	6
Statements of changes in shareholders' equity	7
Statements of cash flows	9
Statements of added value	11
Performance comment	12
Notes to the individual and consolidated quarterly information	37
Directors' statement on quarterly information	123
Statement of the Executive Officers on the quarterly information	124
Statement of the Executive Officers on the Independent auditors' report	125

Report on the review of quarterly information

Independent auditor’s review report on quarterly information

Shareholders, Directors and Officers of

TIM S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Tim S.A. (the “Company”) for the quarter ended June 30, 2023, comprising the balance sheet as of June 30, 2023, and the statements of income and of comprehensive income for the three and six-month periods then ended, and the statements of changes in shareholders’ equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Report on the review of quarterly information

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR) and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for six-month period ended June 30, 2023, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by the NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

Rio de Janeiro, July 31, 2023

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-015199/F

Fernando Alberto S. Magalhães

Contador CRC SP-133169/O

2

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
June 30, 2023 and December 31, 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	June 2023	December 2022	December 2022

Assets		55,706,609	52,925,205	56,408,367

Current assets		9,280,856	9,828,112	10,364,415
Cash and cash equivalents	4	3,067,012	1,785,100	2,548,713
Securities	5	271,607	2,190,635	2,190,635
Trade accounts receivable	6	3,567,703	3,739,452	3,421,094
Inventory	7	374,429	236,117	236,117
Recoverable income tax and social contribution	8.a	166,575	361,349	361,349
Taxes, fees and contributions to be recovered	9	748,903	820,338	831,661
Prepaid expenses	10	480,950	198,506	278,851
Derivative financial instruments	37	265,543	239,189	239,189
Leases	17	29,036	30,643	30,643
Other amounts recoverable	18	80,218	26,519	26,519
Other assets	12	228,880	200,264	199,644

Non-current assets		46,425,753	43,097,093	46,043,952
Long-term receivables		5,792,243	4,579,313	5,426,136
Securities	5	13,444	12,929	12,929
Trade accounts receivable	6	236,303	238,683	238,683
Recoverable income tax and social contribution	8.a	835,036	517,878	517,878
Taxes, fees and contributions to be recovered	9	1,004,562	889,472	895,408
Deferred income tax and social contribution	8.c	1,287,407	526,700	1,367,586
Judicial deposits	11	1,421,681	1,377,560	1,377,560
Prepaid expenses	10	89,485	80,258	80,258
Derivative financial instruments	37	499,434	662,433	662,433
Leases	17	207,768	208,003	208,003
Other financial assets	12	162,958	-	-
Other assets	13	34,165	65,397	65,398

Investment	14	1,498,437	5,739,739	1,540,116
Property, plant and equipment	15	23,084,886	19,775,260	22,661,152
Intangible	16	16,050,187	13,002,781	16,416,548

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
June 30, 2023 and December 31, 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	June 2023	December 2022	December 2022

Liabilities and Shareholders´ equity		55,706,609	52,925,205	56,408,367

Total liabilities		30,379,525	27,527,840	31,011,002

Current liabilities		13,261,172	12,057,530	13,118,009
Suppliers	19	3,650,934	4,385,356	4,237,229
Loans and financing	21	2,170,578	1,264,967	1,264,967
Lease liabilities	17	2,106,253	1,353,869	2,257,211
Derivative financial instruments	37	353,306	343,142	343,142
Payroll and related charges		346,170	343,541	343,541
Income tax and social contribution payable	8.b	47,084	78,351	78,351
Taxes, fees and contributions payable	22	2,588,106	2,126,678	2,277,727
Dividends and interest on shareholders’ equity payable	26	334,080	661,494	661,494
Authorizations payable	20	510,706	507,685	507,685
Deferred revenues	23	268,686	222,829	265,417
Other contractual obligations	1.2.1	748,291	748,291	748,291
Other liabilities	25	136,978	21,327	132,954

Non-current liabilities		17,118,353	15,470,310	17,892,993
Loans and financing	21	2,618,997	3,704,858	3,704,858
Derivative financial instruments	37	-	50,230	50,230
Lease liabilities	17	10,995,296	8,595,004	10,574,654
Taxes, fees and contributions payable	22	12,077	13,540	13,540
Provision for legal and administrative proceedings	24	1,288,667	1,112,153	1,112,156
Pension plan and other post-employment benefits	38	5,825	5,825	5,825
Authorizations payable	20	1,089,394	1,150,531	1,165,705
Deferred revenues	23	637,814	666,612	666,612
Other liabilities	25	470,283	171,557	599,413

Shareholders´ equity	26	25,327,084	25,397,365	25,397,365
Share Capital		13,477,891	13,477,891	13,477,891
Capital reserves		419,413	408,602	408,602
Profit reserves		10,914,879	11,514,879	11,514,879
Equity valuation adjustments		(3,844)	(3,844)	(3,844)
Treasury shares		(163)	(163)	(163)
Profit for the period		518,908	-	-

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF INCOME
Periods ended June 30, 2023 and 2022
(In thousands of reais, except as otherwise stated)

		Parent Company
	Notes	2Q23	June 2023	2Q22	June 2022

Net revenue	28	5,863,260	11,512,527	4,961,410	9,688,604

Costs of services provided and goods sold	29	(2,932,540)	(5,987,277)	(2,345,250)	(4,645,726)
Gross income		2,930,720	5,525,250	2,616,160	5,042,878

Operating revenues (expenses):
Selling expenses	29	(1,372,827)	(2,741,414)	(1,305,367)	(2,510,247)
General and administrative expenses	29	(418,199)	(866,595)	(448,087)	(896,960)
Equity in earnings	14	(23,086)	111,708	(117,497)	(126,171)
Other revenues (expenses), net	30	(77,782)	(176,563)	(44,124)	(113,519)
		(1,891,894)	(3,672,864)	(1,915,075)	(3,646,897)

Income before financial revenues and expenses		1,038,826	1,852,386	701,085	1,395,981

Financial revenues (expenses):
Financial revenues	31	316,216	670,652	329,305	725,704
Financial expenses	32	(741,297)	(1,429,089)	(709,043)	(1,348,355)
Foreign exchange variations, net	33	(722)	(3,567)	9,799	4,730
		(425,803)	(762,004)	(369,939)	(617,921)

Income before income tax and social contribution		613,023	1,090,382	331,146	778,060

Income tax and social contribution	8.d	13,449	(51,474)	(51,608)	(93,157)

Net profit for the period		626,472	1,038,908	279,538	684,903

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.26	0.43	0.12	0.28

Diluted earnings per share	34	0.26	0.43	0.12	0.28

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF INCOME
Periods ended June 30, 2023 and 2022
(In thousands of reais, except as otherwise stated)

		Consolidated
	Notes	2Q23	June 2023	2Q22	June 2022

Net revenue	28	5,863,260	11,503,415	5,368,081	10,095,275

Costs of services provided and goods sold	29	(2,932,540)	(5,744,233)	(2,676,925)	(4,977,401)
Gross income		2,930,720	5,759,182	2,691,156	5,117,874

Operating revenues (expenses):
Selling expenses	29	(1,372,827)	(2,852,794)	(1,451,309)	(2,656,189)
General and administrative expenses	29	(418,199)	(868,181)	(448,576)	(897,449)
Equity in earnings	14	(23,086)	(41,679)	(14,041)	(22,716)
Other revenues (expenses), net	30	(77,782)	(178,190)	(45,004)	(114,399)
		(1,891,894)	(3,940,844)	(1,958,930)	(3,690,753)

Operating profit		1,038,826	1,818,338	732,226	1,427,121

Financial revenues (expenses):
Financial revenues	31	316,216	691,401	335,884	732,283
Financial expenses	32	(741,297)	(1,337,014)	(784,641)	(1,423,953)
Foreign exchange variations, net	33	(722)	(3,567)	9,799	4,730
		(425,803)	(649,180)	(438,958)	(686,940)

Income before income tax and social contribution		613,023	1,169,158	293,268	740,181

Income tax and social contribution	8.d	13,449	(130,250)	(13,730)	(55,278)

Net profit for the period		626,472	1,038,908	279,538	684,903

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.26	0.43	0.12	0.28

Diluted earnings per share	34	0.26	0.43	0.12	0.28

6

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF COMPREHENSIVE INCOME
Periods ended June 30, 2023 and 2022
(In thousands of reais)

	Parent Company
	2Q23	June 2023	2Q22	June 2022

Net profit for the period	626,472	1,038,908	279,538	684,903

Other items in comprehensive income
Total comprehensive income for the period	626,472	1,038,908	279,538	684,903

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF COMPREHENSIVE INCOME
Periods ended June 30, 2023 and 2022
(In thousands of reais)

	Consolidated
	2Q23	June 2023	2Q22	June 2022

Net profit for the period	626,472	1,038,908	279,538	684,903

Other items in comprehensive income
Total comprehensive income for the period	626,472	1,038,908	279,538	684,903

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Periods ended June 30, 2023
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion		Additional dividends/interest on shareholders’ equity proposed		Tax incentive Reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	1,038,908	1,038,908
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	1,038,908	1,038,908
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (note 27)	-	10,811	-	-		-				-	-	10,811
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-					(520,000)	(520,000)
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(600,000)		-		-	-	-	-	(600,000)
Distribution of reserve for expansion (Note 26)	-	-	-	600,000		(600,000)				-	-	-
Total contribution from shareholders and distribution to shareholders	-	10,811	-	-		(600,000)		-	-	-	(520,000)	(1,109,189)
Balances at June 30, 2023	13,477,891	419,413	1,250,448	7,540,020		-		2,124,411	(163)	(3,844)	518,908	25,327,084

See the accompanying notes to the individual and consolidated quarterly information.

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Six-month period ended June 30, 2022
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2022	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	684,903	684,903
Total comprehensive income for the period	-	-	-	-	-	-	-	684,903	684,903
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (note 27)	-	29,545	-	-			-	-	29,545
Purchase of treasury shares, net of disposals	-	-	-	-		(25,080)	-	-	(25,080)
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 26)	-	-	-	-				(465,000)	(465,000)
Total contribution from shareholders and distribution to shareholders	-	29,545	-	-	-	(25,080)	-	(465,000)	(460,535)
Balances at June 30, 2022	13,477,891	431,351	1,175,215	8,103,035	1,958,301	(29,937)	(4,285)	219,903	25,331,474

See the accompanying notes to the individual and consolidated quarterly information.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended June 30, 2023 and 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	June 2023	June 2022	June 2023	June 2022
Operational activities
Income before income tax and social contribution		1,090,382	778,060	1,169,158	740,181
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	29	3,392,038	2,804,621	3,611,664	3,088,653
Equity in earnings	14	(111,708)	126,171	41,679	22,716
Residual value of property, plant and equipment and intangible written off		2,813	(52,899)	79,887	(52,154)
Interest on asset retirement obligation		10,175	420	15,350	5,318
Provision for legal and administrative proceedings	24	172,935	120,643	172,932	120,643
Inflation adjustment on judicial deposits and legal and administrative proceedings		105,828	79,549	105,828	79,549
Interest, monetary and exchange rate variations on loans and other financial adjustments		75,151	437,421	2,126	440,000
Yield from securities		(26,148)	(160,925)	(26,148)	(160,925)
Interest on lease liabilities	32	613,700	523,212	512,126	590,047
Lease interest	33	(13,860)	(13,822)	(13,860)	(13,822)
Provision for expected credit losses	29	286,767	282,440	305,792	297,293
Long-term incentive plans	27	10,811	29,545	10,811	29,545
		5,608,884	4,954,436	5,987,345	5,187,044
Reduction (increase) in operating assets
Trade accounts receivable		712,456	(397,135)	671,860	(382,105)
Taxes, fees and contributions to be recovered		(100,770)	581,022	(106,200)	578,474
Inventory		(138,311)	(77,593)	(138,311)	(77,593)
Prepaid expenses		(195,497)	(149,839)	(211,325)	(335,232)
Judicial deposits		14,920	35,756	14,920	35,756
Other assets		(47,395)	(82,823)	(41,316)	(82,386)
Increase (decrease) in operating liabilities		-		-
Payroll and related charges		2,629	(18,133)	2,629	(18,133)
Suppliers		(1,339,636)	(207,888)	(1,722,734)	(244,656)
Taxes, fees and contributions payable		357,177	14,968	327,913	118,741
Authorizations payable		(104,422)	(2,263,630)	(104,422)	(2,262,154)
Payments for legal and administrative proceedings	24	(161,290)	(110,567)	(161,290)	(110,567)
Deferred revenues		3,263	(36,723)	(25,530)	(21,735)
Other liabilities		(174,393)	(73,218)	(208,821)	(91,981)
Cash generated by operations		4,437,615	2,168,633	4,284,718	2,293,473
Income tax and social contribution paid		(197,279)	-	(197,279)	-
Net cash generated by operating activities		4,240,336	2,168,633	4,087,439	2,293,473

11

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended June 30, 2023 and 2022
(In thousands of reais)

	Parent Company			Consolidated
	Note	June 2023 June 2022		June 2023	June 2022
Investment activities
Securities		1,944,661	3,641,150	1,944,661	3,641,150
Capital increase in subsidiary Cozani		-	(250,722)	-	-
Cash arising from merger (Note 1)		421,835	-	-	-
Cash from the acquisition of Cozani (Note 1)		-	-	-	193,382
Consideration for the acquisition of Cozani		-	(6,410,794)	-	(6,410,794)
Additions to property, plant and equipment and intangible		(2,214,227)	(2,376,116)	(2,214,227)	(2,377,628)
Other		15,702	(8,887)	15,702	(8,887)
Net cash generated by (used in) investment activities		167,971	(5,405,369)	(253,864)	(4,962,777)

Financing activities
New loans		-	1,249,128	-	1,249,128
Amortization of loans		(133,136)	(487,559)	(133,136)	(487,559)
Interest paid- Loans		(107,407)	(70,742)	(107,407)	(70,742)
Payment of lease liability		(800,060)	(616,054)	(916,254)	(697,426)
Interest paid on lease liabilities		(634,006)	(515,535)	(706,693)	(565,799)
Derivative financial instruments		18,966	(96,055)	18,966	(96,055)
Purchase of treasury shares, net of disposals		-	(25,082)	-	(25,082)
Dividends and interest on shareholders´ equity paid		(1,470,752)	(667,194)	(1,470,752)	(667,194)
Net cash applied in financing activities		(3,126,395)	(1,229,093)	(3,315,276)	(1,360,729)

Increase (decrease) in cash and cash equivalents		1,281,912	(4,465,829)	518,299	(4,030,033)
Cash and cash equivalents at the beginning of the period		1,785,100	5,228,615	2,548,713	5,228,615
Cash and cash equivalents at the end of the period		3,067,012	762,786	3,067,012	1,198,582

See the accompanying notes to the individual and consolidated quarterly information.

12

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF VALUE ADDED
Periods ended June 30, 2023 and 2022
(In thousands of reais)
	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022
Revenues
Gross operating revenue	16,200,727	13,507,536	16,239,128	14,014,445
Losses on doubtful accounts receivable	(286,767)	(282,440)	(305,793)	(297,293)
Discounts granted, returns and others	(2,860,398)	(1,545,169)	(2,861,001)	(1,548,281)
	13,053,562	11,679,927	13,072,334	12,168,871
Supplies acquired from third parties
Costs of services provided and goods sold	(2,370,604)	(1,663,697)	(1,907,189)	(1,752,989)
Materials, energy, third-party services and others	(1,931,731)	(1,738,693)	(2,003,086)	(1,829,720)
	(4,302,335)	(3,402,390)	(3,910,275)	(3,582,709)
Retentions
Depreciation and amortization	(3,392,038)	(2,804,621)	(3,611,664)	(3,088,653)
Net added value generated	5,359,189	5,472,916	5,550,395	5,497,509
Value added received in transfer
Equity in earnings	111,708	(126,171)	(41,679)	(22,716)
Financial revenues	854,229	810,642	874,978	817,222
	965,937	684,471	833,299	794,506
Total added value to be distributed	6,325,126	6,157,387	6,383,694	6,292,015

Added value distribution
Personnel and expenses
Direct remuneration	372,933	335,063	372,933	335,063
Benefit	117,235	104,552	117,235	104,552
FGTS	37,571	33,281	37,571	33,281
Other	24,929	29,535	24,929	29,535
	552,668	502,431	552,668	502,431
Taxes, fees and contributions
Federal	1,137,858	1,096,526	1,283,426	1,119,590
State	1,312,541	1,820,686	1,317,241	1,901,714
Municipal	50,271	47,764	49,950	47,936
	2,500,670	2,964,976	2,650,617	3,069,240
Third-party Capital Remuneration
Interest	1,614,053	1,426,914	1,521,979	1,502,513
Rentals	612,821	575,586	613,516	530,351
	2,226,874	2,002,500	2,135,495	2,032,864
Other
Social investment	6,006	2,577	6,006	2,577
	6,006	2,577	6,006	2,577
Shareholder's Equity Remuneration
Dividends and interest on shareholders´ equity	520,000	465,000	520,000	465,000
Retained earnings	518,908	219,903	518,908	219,903
	1,038,908	684,903	1,038,908	684,903

See the accompanying notes to the individual and consolidated quarterly information.

13

2023 SECOND QUARTER RESULTS

MESSAGE FROM MANAGEMENT

The second quarter of 2023 is marked by robust results with contributions from all business lines. This performance is explained by the Company's strategy of offering the best offer, the best service with the best network.

In this sense, we began to see the first signs of evolution in the customers perception, with postpaid customer churn rates at low levels and bad debt levels decreasing. We continue to evolve our portfolio with the inclusion of Apple One in TIM Black offers, evolving in our customer experience and consolidating our position as the largest and best mobile network in the country.

2023 SECOND QUARTER HIGHLIGHTS

FINANCIAL

ROBUST GROWTH WITH INDUSTRY-LEADING PROFITABILITY AND EFFICIENCY TO CONVERT REVENUE INTO CASH

- Normalized Net Revenue growth: +9.2% YoY in 2Q23;
- Mobile and Fixed advancing: Normalized MSR up by +9.7% YoY in 2Q23 and TIM UltraFibra Revenue increasing 10.1% YoY in 2Q23;
- Highest Mobile ARPU in the industry: Total ARPU +13.0% YoY in 2Q23 reaching R$29.2, with the highest ARPUs ever recorded in Postpaid (R$43.1; +16.7% YoY) and Prepaid (R$14.3; +13.1% YoY);
- EBITDA Margin record and highest profitability in the industry at 49.7%. Normalized EBITDA showed robust expansion of 17.2% YoY in 2Q23;
- Highest Operating Cash Flow Margin in the industry at 21%. Supported by a significant growth in Normalized EBITDA-AL* - Capex of 66.7% YoY;
- Net Income more than doubling in 2Q23 (+104.0% YoY).

INFRASTRUCTURE

TIM IS THE GREAT MOBILE NETWORK LEADER IN BRAZIL WITH THE LARGEST AND BEST COVERAGE, BEING THE MOST AWARDED IN OVERALL AND IN 5G

- Largest 5G network in Brazil** with 5,913 5G sites, 40% more sites than 2nd place. Largest 4G network in Brazil, covering 5,468 cities;
- Winner of 7 awards in the OpenSignal report***: Consistent Quality, Availability, 5G Availability, 5G Reach, Video Experience, 5G Video Experience and Voice App Experience.

OTHER HIGHLIGHTS

DIFFERENTIATION THROUGH UNIQUE OFFERINGS AND BUILDING EXCELLENCE IN CUSTOMER EXPERIENCE

- Only Brazilian operator to include Apple One in its offers;
- Launch of the 2GB internet offer by TIM UltraFibra;
- Continuous evolution in customer experience: the only telco recognized with the "PROCON-SP Efficiency Seal"; maintenance of the "Reclame aqui RA1000" seal, with the company in 2nd place in Resolution; and leader in Anatel's Satisfaction Index;
- Total NPS showed an increase of 4 p.p. vs. 1Q23;
- Low level of postpaid churn in a quarter with price adjustment.

+14.4%
Normalized Net Revenue YoY advance in 6M23

+19.9%
Normalized EBITDA YoY evolution in 6M23

47.9%
Normalized EBITDA Margin in 6M23

+78.7%
Normalized EBITDA-AL - Capex YoY growth in 6M23

+46.9%
Normalized Net Income YoY growth in 6M23

R$ 520 mln
of IoC announced in 6M23

Award-winning network
Winner of 7 awards in the OpenSignal report

Apple One
Only Brazilian operator to include Apple One in its offers

RESULTS CONFERENCE CALL

August 1st, 2023, at:

10 a.m. (BRT) / 9 a.m. (US EST)

Webcast (Portuguese): click here

Webcast (English): click here

* EBITDA-AL normalized according to the items mentioned in the section "From EBITDA to Net Income" and excluding the impact of the penalities applied related to the process of decommissioning of the sites acquired from Oi Mobile;

** Source: Anatel and Teleco (click here);

*** Report published by OpenSignal in July 2023 (click here).

14

15

2023 Second Quarter Results

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON SHAREHOLDERS' CAPITAL

On June 12, 2023, the Board of Directors ("BoD") of TIM S.A. approved the distribution of R$290 million as Interest on Capital ("IoC"). The date used to identify the shareholders entitled to receive such payment was June 22, 2023. The payment was made on July 12, 2023.

CLOSING OF A SHARE BUYBACK PROGRAM AND APPROVAL OF A NEW PROGRAM

On June 12, 2023, TIM S.A. informed that its Board of Directors acknowledged the closing of the Share Buyback Program, previously approved at the Company's Board of Directors' meeting held on May 5, 2021 ("Program 5"). During the period of Program 5, a total of 3,104,417 company common shares were acquired, at an average price of R$13.81, to fulfill the obligations of the share-based Long-Term Incentive Plan for the Company's executives. On the same date, the Company's Board of Directors approved a new share buyback program for its own shares ("Program 6"). Click here to access the Material Fact with additional information on the terms and conditions of Program 6.

16

2023 SECOND QUARTER RESULTS

FINANCIAL PERFORMANCE

OPERATING REVENUE

- ***ROBUST NET REVENUE GROWTH WITH STRONG PERFORMANCE IN THE MOBILE SEGMENT***

DESCRIPTION	2Q23	2Q22	% YoY	1Q23	% QoQ	6M23	6M22	% YoY
R$ million								
Reported Net Revenues	5,863	5,368	9.2%	5,640	4.0%	11,503	10,095	13.9%
Normalized* Net Revenues	5,863	5,368	9.2%	5,681	3.2%	11,544	10,095	14.4%
Services Revenues	5,695	5,202	9.5%	5,508	3.4%	11,203	9,785	14.5%
Mobile Service	5,372	4,899	9.7%	5,193	3.5%	10,565	9,185	15.0%
Client Generated	4,978	4,487	10.9%	4,822	3.2%	9,799	8,387	16.8%
Interconnection	108	109	-0.6%	111	-2.1%	219	221	-1.0%
Customer Platform	36	52	-30.3%	32	15.2%	68	88	-22.4%
Others	250	250	-0.1%	229	9.2%	479	489	-2.1%
Fixed Service	323	303	6.5%	315	2.4%	638	600	6.2%
of which TIM UltraFibra	217	197	10.1%	209	3.5%	426	388	9.8%
Product Revenues	168	167	0.9%	174	-3.2%	342	310	10.2%

* Net Revenue normalized due to the temporary effect from the inefficiency of PIS/COFINS, as a result of a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. came into effect on April 1st, 2023.

Normalized Net Revenue grew by 9.2% YoY in 2Q23, totaling R$5,863 million. The result was, once again, driven by the positive performance recorded in the main lines: (i) Mobile Service Revenue (+9.7% YoY), due to the solid performance in the Postpaid and Prepaid segments, supported by a strategic approach focused on value creation, partially impacted by the acquisition of Oi's mobile assets in the annual comparison period (since the integration of these assets began on May 1, 2022); (ii) Fixed Service Revenue (+6.5% YoY), driven by the growth of its main driver TIM UltraFibra (+10.1% YoY); and (iii) Product Revenue (+0.9% YoY), with a result near to stability in the annual comparison. **In 6M23, Normalized Net Revenue increased by 14.4% YoY.**

Net Revenue increased in all main lines
Normalized Net Revenue
(R$ mln; % YoY)
9.2%
491
-16
-1
20
2
5,368
5,863
Mobile 9.7%
6.5%
0.9%
2Q22
Client Generated
Customer Platform
ITX and Others
Fixed
Products
2Q23

17

2023 SECOND QUARTER RESULTS

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue (MSR) totaled R$5,372 million in 2Q23, up by 9.7% YoY, supported by improvements in volume and value dynamics. **Normalized Mobile ARPU (average monthly revenue per user) had a robust growth of 13.0% YoY, reaching R$29.2 in the quarter**, demonstrating an evolution in this indicator, in line with the Company's strategy to increase the monetization of its customer base. **In 6M23, Normalized MSR increased by 15.0% YoY.**

Below is a performance breakdown of each mobile customer profile in 2Q23:

(i) **Prepaid Revenue expanded by 11.8% YoY in 2Q23** and **Prepaid ARPU reached R$14.3 (+13.1% YoY)**, mainly explained by: (i) growth in recharges sell-out, reflecting the Company's strategy to monetize its customer base by offering service packages with exclusive content; and (ii) the reclassification of part of Oi's customer base from the Control segment to the Prepaid segment. **In 6M23, Prepaid Revenue increased by 19.0% YoY.**

(ii) **Postpaid Revenue increased by 10.5% YoY in 2Q23** with **Postpaid ARPU reaching R$43.1 (+16.7% YoY), and Human Postpaid ARPU reaching R$51.8 (+18.7% YoY).** This performance is explained by the following: (i) the annual price adjustment applied to a relevant portion of the postpaid customer base, impacting the Control plans as of April and other Postpaid plans as of May, supported by the Company's ongoing efforts to improve its customer experience – allowing TIM to achieve one of its lowest churn levels ever in this quarter (1.1% per month); and (ii) the successful intra-segment migration process, in which customers selected plans with higher values. **In 6M23, Postpaid Revenue increased by 15.5% YoY.**

Strong ARPU performance
Normalized Mobile ARPU
(R$ /Mo; %YoY)
13.0%
25.8
29.2
2Q22
2Q23
Postpaid ARPU
(R$ /Mo; %YoY)
16.7%
36.9
43.1
2Q22
2Q23
Prepaid ARPU
(R$ /Mo; %YoY)
13.1%
12.6
14.3
2Q22
2Q23

Interconnection Revenue (ITX) dropped slightly, by 0.6% YoY in 2Q23, due to the lower incoming traffic in the annual comparison. The effect of MTR on Net Service Revenue was 1.6% in the quarter. In 6M23, this line fell by 1.0% YoY.

Customer Platform Revenue totaled R$36.4 million in 2Q23 and R$68.0 million in 6M23.

18

2023 SECOND QUARTER RESULTS

The Other Normalized Revenues[1] line remained practically stable in the annual comparison in 2Q23 (-0.1% YoY). In 6M23, this line fell by 2.1% YoY due to the acquisition of the Oi assets, which partially affected the ran sharing agreements with the operator.

Breakdown of the Fixed Segment (net of taxes and deductions):

Fixed Service Revenue amounted to R$323 million in 2Q23, up by 6.5% YoY. In 6M23, this revenue line grew by 6.2% YoY.

TIM UltraFibra Revenue
(R$ mln; %YoY)
10.1%
197
217
2Q22
2Q23

TIM UltraFibra records solid results

TIM UltraFibra, the main line for the fixed segment, grew by 10.1% YoY in 2Q23, reaching an ARPU of R$94.8 in the quarter (+3.7% YoY). This performance reflects TIM's focus on its strategy to strengthen and expand the offering of ultra-broadband services, based on the pillars of: (i) increasing the adoption of FTTH ("Fiber-to-the-Home"), offering customers better quality and higher speeds (**82% of the customer base have plans with speeds equal to or higher than 150 Mbps**); (ii) acquire and retain customers on higher value-added plans through offers with content partners; and (iii) launch of the UBB service in new strategic regions for the Company. **In 6M23, TIM UltraFibra's revenue increased by 9.8% YoY.**

[1] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, and R$49.6 million in 4Q22, referring to the temporary effect of the inefficiency of PIS/COFINS, resulting from a contract signed between TIM S.A and Cozani, which was extinguished with the merger of Cozani.

19

2023 SECOND QUARTER RESULTS

OPERATING COSTS AND EXPENSES

EXPENSE GROWTH DYNAMICS HAS BEEN SLOWING DOWN

DESCRIPTION	2Q23	2Q22	% YoY	1Q23	% QoQ	6M23	6M22	% YoY
R$ million								
Reported Operating Expenses	(2,967)	(2,932)	1.2%	(3,065)	-3.2%	(6,032)	(5,557)	8.5%
Normalized* Operating Expenses	(2,949)	(2,882)	2.3%	(3,069)	-3.9%	(6,019)	(5,486)	9.7%
Personnel	(337)	(296)	14.0%	(335)	0.6%	(672)	(598)	12.4%
Selling and Marketing	(933)	(1,032)	-9.6%	(1,034)	-9.7%	(1,967)	(1,849)	6.4%
Network & Interconnection	(1,016)	(942)	7.9%	(966)	5.1%	(1,983)	(1,836)	8.0%
General & Administrative	(201)	(188)	7.0%	(245)	-17.9%	(446)	(385)	15.6%
Cost Of Goods Sold (COGS)	(238)	(219)	8.9%	(230)	3.6%	(468)	(407)	15.2%
Bad Debt	(146)	(161)	-9.2%	(160)	-8.6%	(306)	(297)	2.9%
Other operational revenues (expenses)	(78)	(45)	72.8%	(100)	-21.8%	(177)	(114)	55.0%
Normalized* Operating Expenses Ex-COGS	(2,711)	(2,663)	1.8%	(2,839)	-4.5%	(5,550)	(5,080)	9.3%

* Operating Costs normalized by: expenses with consulting within the scope of the acquisition project of Oi Mobile and customer migration (+R$16.3 million in 2Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886 thousand in 1Q23), expenses with specialized legal and administrative services (+R$1.1 million in 2Q23, +R$50.3 million in 2Q22, and +R$8.4 million in 1Q22), and payroll expenses also related to the acquisition of Oi's mobile assets (+R$11.8 million in 1Q22).

Normalized Operating Costs and Expenses totaled R$2,949 million in 2Q23, up by 2.3% YoY. This reflects the Company's efficient cost control after its transformational period with the integration of Oi Mobile's assets, and its related expenses, as well as the inclusion of the last-mile fiber infrastructure rental in the cost structure. **In 6M23, Normalized Operating Costs and Expenses grew by 9.7% YoY,** due to the same reasons already mentioned, in addition to costs linked to the TSA[2].

Reported Operating Costs and Expenses reached R$2,967 million in 2Q23, up by 1.2% YoY, due to the same reasons already mentioned, as well as impacts related to non-recurring operating items, as described in the Operating Costs and Expenses table above. In 6M23, Reported Operating Costs and Expenses increased by 8.5% YoY.

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel[3] Costs increased by 14.0% in 2Q23. This result was due to: (i) annual readjustment of salaries, benefits, and incentives; and (ii) higher expenses related to employee profit sharing. **In 6M23, this cost line increased by 12.4% YoY.**

The Commercialization and Advertising line fell by 9.6% YoY in 2Q23, reverting the upward trend reported in recent quarters. This result was due to: (i) lower advertising expenses in the annual

[2] The Temporary Service Agreement ("TSA") was a temporary contract that provided management services for the subscriber base and maintenance of the Network Operations Center ("NOC") within the scope of the acquisition of Oi's mobile assets. The TSA had a term of 12 months and expired at the end of April 2023.

[3] In 1Q22, the personnel costs line had a non-recurring impact of R$11.8 million referring to payroll expenses related to the acquisition of Oi's mobile assets.

20

2023 SECOND QUARTER RESULTS

comparison given that the campaigns for the acquisition of Oi Mobile's assets began in 2Q22; (ii) the recognition of Fistel credits, in the amount of approximately R$47 million, related to the incorporation of Cozani by TIM; and (iii) the expiration of the TSA contract with Oi, in April. **In 6M23, this expense increased by 6.4% YoY** due to higher advertising and TSA expenses in 1Q23.

Normalized Network and Interconnection[4] grew by 7.9% YoY in 2Q23, maintaining a growth level close to 1Q23. The main factors were: (i) increase in expenses linked to roaming services, reflecting the higher traffic volume recorded in the quarter; and (ii) increase in expenses with content and VAS ("Value-Added Services") providers in the Prepaid segment. **In 6M23, this cost line grew 8.0% YoY.**

Normalized General and Administrative Expenses[5] grew by 7.0% YoY in 2Q23, mainly due to higher expenses related to the ongoing migration project of TIM's IT infrastructure to the cloud ("Journey to Cloud"). **In 6M23, this expense line increased by 15.6% YoY** due to the same reasons already mentioned and due to the hiring of specialized consultants for strategic projects in 1Q23.

Cost of Goods Sold (COGS) grew by 8.9% YoY in 2Q23, explained by expenses associated with greater product diversification in the Company's sales portfolio. **In 6M23, this cost line increased by 15.2% YoY.**

Provisions for Doubtful Accounts (Bad Debt) fell by 9.2% YoY in 2Q23, with the Bad Debt over Gross Revenue ratio dropping to 1.8%. This result demonstrates the Company's successful efforts to improve the quality of its customer acquisition and in the collection and recovery processes of overdue amounts, even with the worsening of delinquency levels across several economic sectors in Brazil. **In 6M23, this cost line increased by 2.9% YoY.**

Other Normalized Operating Expenses (Revenues)[6] increased by 72.8% YoY in 2Q23, mainly due to: (i) the increase in expenses with provisions for civil contingencies (Note 24 of the Financial Statements); and (ii) the increase in expenses with FUST/FUNTEL. **In 6M23, this cost line grew 55.0% YoY.**

---

[4] The Network and Interconnection line had a non-recurring impact of R$16.3 million in 2Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

[5] The G&A expenses line was impacted by non-recurring items, in the amount of R$1.1 million in 2Q23, R$50.3 million in 2Q22, and R$8.4 million in 1Q22, referring to expenses with specialized legal and administrative services for the acquisition of Oi's assets.

[6] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$886 thousand in 1Q23, referring to expenses with FUST/FUNTEL.

21

22

2023 SECOND QUARTER RESULTS

EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$2,914 million in 2Q23, up by 17.2% YoY, with Services Revenue as the main driver of this growth, along with better cost control and lower expenses, particularly with the end of the TSA. **Normalized EBITDA Margin reached the historical level of 49.7%,** increasing by 3.4 p.p. from 2Q22. **In 6M23, Normalized EBITDA grew by 19.9% YoY, with a Margin of 47.9% (+2.2 p.p. YoY).**

EBITDA driven by consistent operating performance
Normalized EBITDA and Margin
(R$ mln; %YoY)
17.2%
2,486
2,914
2Q22
2Q23
46.3%
49.7%
EBITDA Margin

Returning with the effects from leases on EBITDA, the **Normalized EBITDA-AL ("After Lease")[8] (excluding impacts from fines related to the site decommissioning process[9]) increased by 20.8% YoY in 2Q23, totaling R$2,166 million. In 6M23, Normalized EBITDA-AL increased by 18.3% YoY.**

Normalized EBITDA-AL
(R$ mi)
1,794
428
-56
2,166
-57
2,109
2Q22
Δ Normalized EBITDA
Δ Leases
2Q23
Penalties Decomissioning
2Q23 After Penalties
Financial impacts from decommissioning start to appear

---

[7] EBITDA is normalized according to the items described in the "Operating Revenue" and "Operating Costs and Expenses" sections.

[8] EBITDA-AL is normalized according to items in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites acquired from Oi Mobile.

[9] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM was already present.

23

2023 SECOND QUARTER RESULTS

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

DESCRIPTION	2Q23	2Q22	% YoY	1Q23	% QoQ	6M23	6M22	% YoY
R$ million								
Depreciation	(1,364)	(1,235)	10.4%	(1,293)	5.4%	(2,657)	(2,214)	20.0%
of which Depreciation of Leases	(598)	(515)	16.1%	(628)	-4.9%	(1,226)	(846)	44.8%
Amortization	(471)	(454)	3.7%	(484)	-2.6%	(955)	(875)	9.1%
Total D&A	(1,835)	(1,689)	8.6%	(1,777)	3.2%	(3,612)	(3,089)	16.9%

Depreciation and Amortization increased by 8.6% YoY in 2Q23, slowing the pace of growth after a period in which these lines were negatively impacted, in the annual comparison, by the acquisition of Oi's mobile assets. The main components impacting the annual comparison were: (i) the increase in depreciation referring to IFRS 16 lease agreements (Note 15 of the Financial Statements); and (ii) the beginning of the amortization of the 3.5GHz frequency license related to the 5G (increase of R$26 million YoY). **In 6M23, Depreciation and Amortization increased by 16.9% YoY.**

Normalized EBIT grew by 35.0% YoY in 2Q23, reflecting the solid EBITDA growth. **In 6M23, Normalized EBIT increased by 25.0% YoY.**

NET FINANCIAL RESULT

DESCRIPTION	2Q23	2Q22	% YoY	1Q23	% QoQ	6M23	6M22	% YoY
R$ million								
Cash Items	**(517)**	**(476)**	**8.5%**	**(557)**	**-7.3%**	**(1,074)**	**(730)**	**47.0%**
Financial Debt Interest (Net of Derivatives)	(161)	(126)	27.7%	(143)	12.4%	(304)	(212)	43.7%
Interest related to Cash & Cash Equivalents	103	93	9.9%	123	-16.7%	226	318	-28.9%
Net Leases Interest	(334)	(328)	1.8%	(351)	-4.8%	(685)	(576)	18.9%
Auction Spectrum Monetary Adjustment & Interest	(10)	(47)	-78.2%	(25)	-59.7%	(36)	(103)	-65.6%
Others	(114)	(69)	66.2%	(161)	-29.2%	(275)	(157)	75.2%
Non-Cash Items	**91**	**37**	**143.2%**	**334**	**-72.8%**	**425**	**43**	**880.5%**
Interest Capitalized from Licenses	25	52	-52.3%	74	-66.5%	98	65	50.5%
Mark-to-market from Derivative	66	(53)	n.a.	53	23.9%	120	(100)	n.a.
C6 Mark-to-market	-	39	n.a.	20	n.a.	20	78	-75.0%
Others	-	-	n.a.	187	n.a.	187	-	n.a.
Net Financial Result	**(426)**	**(439)**	**-3.0%**	**(223)**	**90.6%**	**(649)**	**(687)**	**-5.5%**

Net Financial Result was negative by R$426 million in 2Q23, which represents an improvement of R$13 million from 2Q22. This result was positively impacted by: (i) a lower effect from the monetary restatement of the 5G frequency auction (held in 2021), since the IGP-DI index dropped in the period and most obligations (EAF and EACE) were paid during 2022; and (ii) a reversal in the derivatives mark-to-market; partially offset by a reduction in capitalized interest on licenses, reflecting the advance in 3.5GHz coverage. **In 6M23, this cost line reduced by 5.5% YoY.**

24

2023 SECOND QUARTER RESULTS

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution (IR/CSLL), in the Normalized[10] view, totaled +R$8 million in 2Q23, compared to -R$31 million in 2Q22, with an **effective rate of +1.2% in 2Q23** vs. -9.0% in 2Q22, mainly benefited by two Interest on Capital tranches announced in the quarter (totaling R$520 million), in April and June, respectively.

In the Reported view, IR/CSLL totaled +R$13 million in 2Q23, compared to -R$14 million in 2Q22. The variation in the period was due to the same reasons previously mentioned.

NET INCOME

Normalized[11] Net Income ended 2Q23 at R$638 million, more than doubling (+104.0% YoY) the amount recorded in 2Q22 (R$313 million). Thus, Normalized Earnings per Share (EPS) reached R$0.26, increasing by 2x versus the EPS of R$0.13 recorded in 2Q22. The strong result reflects an outstanding performance in all lines of the 2Q23 result. **In 6M23, Normalized Net Income increased by 46.9% YoY.**

CAPEX

DESCRIPTION	2Q23	2Q22	% YoY	1Q23	% QoQ	6M23	6M22	% YoY
R$ million								
Network*	646	785	-17.7%	886	-27.1%	1,532	1,664	-7.9%
IT & Others*	280	265	5.6%	403	-30.5%	683	714	-4.4%
Total Capex	926	1,050	-11.8%	1,289	-28.2%	2,214	2,378	-6.9%
Total Capex/Net Revenue	15.8%	19.6%	-3.8p.p.	22.7%	-6.9p.p.	19.2%	23.6%	-4.4p.p.

* The breakdown between the values of "Network" and "IT and Others" in 2023 was adjusted after the Company changed the methodology for its recognition, according to the Company's criteria.

Capex totaled R$926 million in 2Q23, down by 11.8% YoY, mainly explained by lower investments in the "Network" line, since, in 2022, the Company increased these investments to prepare its infrastructure for the migration of new customers arriving from Oi, and due to the first benefits generated from the offloading of traffic from the 4G network to 5G. As a result, the **Total Capex over Normalized Net Revenue ratio was 15.8% in 2Q23**, declining by 3.8 p.p. from the same quarter of the previous year. **In 6M23, Capex fell by 6.9% YoY.**

Normalized EBITDA (-) Capex totaled R$1,988 million in 2Q23, an increase of 38.4% YoY, due to the expansion of EBITDA added to the reduction of Capex. **When returning with the effects of leases,**

[10] The Income Tax and Social Contribution line was impacted by a non-recurring amount of -R$8.2 million in 1Q23, referring to tax credits related to the intercompany contract with Cozani, and by -R$5.9 million in 2Q23, -R$4.2 million in 1Q23, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22, referring to other tax effects.

[11] Net Income is normalized according to items described in the "From EBITDA to Net Income" section.

25

2023 SECOND QUARTER RESULTS

Normalized[12] EBITDA-AL (-) Capex totaled R$1,240 million in 2Q23, an increase of 66.7% YoY, explained by the same reasons mentioned above. Thus, **Normalized EBITDA-AL (-) Capex over Normalized Net Revenue in the quarter was 21.2%.**

CASH FLOW

DESCRIPTION	2Q23	2Q22	% YoY	1Q23	% QoQ	6M23	6M22	% YoY
R$ million								
Reported EBITDA	2,896	2,436	18.9%	2,575	12.5%	5,472	4,538	20.6%
Capex	(926)	(1,050)	-11.8%	(1,289)	-28.2%	(2,214)	(2,378)	-6.9%
Reported EBITDA - Capex	**1,971**	**1,386**	**42.2%**	**1,287**	**53.2%**	**3,257**	**2,161**	**50.7%**
ΔWorking Capital and Income Tax	(625)	(1,177)	-47.0%	(691)	-9.6%	(1,315)	(2,396)	-45.1%
of which Spectrum Auction Payment	(134)	(1,271)	-89.5%	-	n.a.	(134)	(2,361)	-94.3%
Leases Payment	(817)	(706)	15.8%	(806)	1.4%	(1,623)	(1,263)	28.5%
of which Penalties	(57)	-	n.a.	-	n.a.	-	-	n.a.
Operating Free Cash Flow	**529**	**(497)**	n.a.	**(210)**	n.a.	**319**	**(1,498)**	n.a.

At the end of 2Q23, **Free Operating Cash Flow (FCOL) totaled R$529 million, an improvement of R$1,026 million** compared to 2Q22. This result is consequence of a growth in the Normalized EBITDA (-) Capex despite a reduction in the variation in Working Capital and Income Tax in the annual comparison. Considering the exclusion of the payment of installments related to the 5G auction, the variation in Working Capital and Income Tax was negative by R$491 million in 2Q23, a decrease compared to the R$94 million recorded in 2Q22. In the annual comparison, the line was mainly affected by a reduction in the Suppliers account, which had a more significant decrease in the first six months of the year, and by a lower use of tax credits.

It is worth mentioning that the full payment of the TFF for 2023 (R$530 million), which is a part of the Fistel fee, remains suspended so far, as well as the amounts for 2020 (R$490 million), 2021 (R$480 million) and 2022 (R$482 million), with no defined date for payment, thus benefiting the working capital dynamics. In addition, up to December 31, 2022, R$215.6 million in late payment interest was recognized on Fistel amounts (TFF), for the years 2020, 2021 and 2022, of which R$52.6 million registered in 2021 and R$163 million in 2022. In 2023, there was the recognition of R$120 million in arrears interest on Fistel values (TFF) restated until the end of June (Note 22 of the Financial Statements).

[12] EBITDA-AL is normalized according to the items described in the "From EBITDA to Net Income" section and excluding the impact of the penalties applied related to the decommissioning process of the sites acquired from Oi Mobile.

26

2023 SECOND QUARTER RESULTS

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	Libor + 0.75%	01/24 to 12/25	40	80	120
Scotia	USD	1.4748% to 3.2300% p.y.	04/24	1,449	-	1,449
BNP Paribas	BRL	7.0907% p.y.	01/22 to 01/24	515	-	515
Debentures	BRL	IPCA + 4.1682% p.y.	06/28	(1)	1,840	1,839
BNDES Finame	BRL	IPCA + 4.2283% p.y.	11/31	5	389	394
BNDES Finem	BRL	TJLP + 1.95% p.y.	08/25	113	130	243
BNB	BRL	IPCA + 1.2228% to 1.4945% p.y.	02/28	50	180	231
Total Financial Debt				**2,171**	**2,619**	**4,790**
License (5G)	BRL	Selic	12/40	56	897	953
Total Debt Before Lease				**2,226**	**3,516**	**5,743**
Total Lease	BRL	IPCA/IGP-M (12.41% p.y.)*	10/29	2,077	10,788	12,865
Total Debt				**4,303**	**14,304**	**18,607**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	2Q23	1Q23	4Q22	3Q22
R$ million				
Short-Term Debt	2,171	1,815	1,265	159
Long-Term Debt	2,619	3,135	3,705	4,622
Total Debt	**4,790**	**4,950**	**4,970**	**4,781**
Cash and Cash Equivalents	(3,339)	(3,881)	(4,739)	(3,703)
Net Derivatives-ex C6	70	135	116	132
Net Debt	**1,521**	**1,205**	**347**	**1,210**
License (5G)	953	924	895	918
Net Debt AL	**2,475**	**2,129**	**1,242**	**2,128**
Total Lease	12,865	12,965	12,593	12,388
Total Net Debt	**15,339**	**15,094**	**13,835**	**14,516**
Net Debt AL / Normalized EBITDA AL*	**0.3x**	**0.3x**	**0.2x**	**0.3x**
Net Debt Total/Normalized EBITDA	**1.4x**	**1.4x**	**1.4x**	**1.5x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9,15 & 16
R$ million		
2024	191	829
2025	256	1,284
2026	775	1,742
2027	775	1,710
After 2027	1,518	8,739
Total Debt	**3,516**	**14,304**

Total Debt (post-hedge) at the end of 2Q23 was R$18,678 million, up by R$503 million over 2Q22, mainly due to new leases from contracts with Oi, which amounted to R$2,872 million at the end of June.

Financings (post-hedge) totaled R$4,859 million at the end of the quarter. **The average cost of debt, excluding leases and licenses related to the 5G auction, was 14.1% p.a. (103.4% of the CDI) in the quarter,** higher than the cost of 13.3% p.a. (106.2% of the CDI) recorded in 2Q22, mainly impacted by the increase in the DI rate compared to the previous quarter.

In 2Q23, the Cash and Securities balance totaled R$3,339 million, up by R$1,052 million YoY, due to the strong result in Normalized EBITDA (-) Capex in the period, partially affected by: (i) the judicial deposit of R$670 million related to the adjustment in the purchase price of Oi's assets (Note 11 of the Financial

27

28

2023 SECOND QUARTER RESULTS

TIM IS THE FIRST TELCO IN LATIN AMERICA TO HAVE SUBSCRIPTION PLANS WITH APPLE ONE INCLUDED

TIM, the leading player with innovative launches in the telecom sector, took another step in its strategy to transform its product portfolio into a true entertainment and services hub. This evolution now impacts consumers of one of the most beloved brands on earth: Apple. TIM is the first telco in Latin America to allow customers to have an Apple One subscription included in their plans. The Company brings two offers with Apple One Individual, a service package that includes Apple TV+, Apple Music, Apple Arcade and iCloud+ with 50GB of storage.

TIM
BLACK
Apple One
5G
O primeiro plano do Brasil com os seus favoritos juntos.
Music
tv+
Arcade
iCloud+

The new options for TIM Black plans with Apple One will cost BRL 224.99 with 50GB of internet and BRL 294.99 with 100GB of internet, in packages that can be shared with the holder plus one or up to three dependents, respectively. Customers can enjoy Apple One on their favorite devices, including the iPhone, other Apple devices, smart TVs and smart speakers. Users will also have WhatsApp, social networks and international roaming and the internet that is not used accumulates for the following month.

FIXED SEGMENT:

TIM UltraFibra's customer base totaled 761 thousand lines in 2Q23, accelerating its growth pace once again (+8.8% YoY). In the quarter, the net addition to TIM UltraFibra's customer base was almost 3x higher than in 2Q22 (+190.2% YoY). **The FTTH customer base maintained its growth trend, increasing by 34.1% over 2Q22**, attesting that the transition of customers to fiber remains at a constant pace.

TIM ULTRAFIBRA WITH SPEED OF 2GB

In July, TIM announced the launch of a new TIM UltraFibra ultra broadband plan, with 2GB in speed and 1GB in upload rate. The 2GB speed offers an ideal connection for simultaneous use and live transmissions, with large volumes of high-definition files and videoconferencing due to the upload rate of 1GB. This also meets the needs of demanding users, such as gamers and content creators, providing a smoother and steady gaming and production experience. The plan supports up to 68 simultaneous connections on the same Wi-Fi modem. The plan also features a Wi-Fi 6 router which, in addition to allowing up to 128 devices to be connected simultaneously, ensures that all home devices operate with high Internet performance and stability, improving the quality of service by increasing the transfer speed in up to 40%.

TIM
ULTRA
FIBRA
TIM
DEIXA SUA CASA
MAIS ULTRA COM
MUITO CONTEÚDO.
HBO max
Paramount+

This plan is already available in several states across Brazil. The 2GB TIM UltraFibra plan also offers other benefits, such as access to the following applications: HBO Max, Paramount+, Band Sports, Band News, Babbel, Bancah Premium, Looke, Games PC, Audiobooks, and TIM Segurança Digital.

29

2023 Second Quarter Results

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

(i) **Commercial Partnerships with direct remuneration for the sale of advertising and data intelligence** – The main products used are TIM Ads and TIM Insights.

(ii) **Strategic Partnerships that seek to achieve the same objectives as above, in a broad way and in record time.** In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partner brand. We encourage the consumer to join the partner brand with exclusive offers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

MOBILE ADVERTISING AND DATA MONETIZATION

In August 2023, TIM will launch in the market the new product Silent Mobile Verification (SMV), a silent verification of the user through a real-time connection on TIM's mobile network. The product seeks to improve the customer experience in login processes, as a security mechanism, helping to combat fraud.

The Company signed an agreement with Banco PAN to provide to the bank financial scores based on TIM Insights data.

In addition, TIM has partnered with UNACAST, a Norwegian startup, to develop TIM Geodata, an urban mobility platform with applications for different sectors, such as: smart cities, logistics, tourism and public transport, among others.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with the C6 bank and, as of April 2020, launched exclusive offers for TIM customers who opened accounts at the bank and used its services. As remuneration in this contract, TIM receives commission for activated accounts and the option to obtain an equity stake in the bank as certain targets are achieved. The number of shares received for each target achieved varies throughout the contract, with the initial ranges being more advantageous for TIM due to the greater effort needed to make a new digital company take off.

30

31

32

2023 SECOND QUARTER RESULTS

Below are the evolution details of our mobile and fixed networks:

DESCRIPTION	2Q23	2Q22	% YoY	1Q23	% QoQ	6M23	6M22	% YoY
R$ million								
4G Cities	5,468	5,067	7.9%	5,397	1.3%	5,468	5,067	7.9%
of which 700 MHz enabled	4,556	4,262	6.9%	4,525	0.7%	4,556	4,262	6.9%
of which VoLTE enabled	5,380	4,959	8.5%	5,311	1.3%	5,380	4,959	8.5%
Urban Population Coverage (4G)	100%	98%	1.2p.p.	99%	0.2p.p.	100%	98%	1.2p.p.
of which 700 MHz enabled	96%	95%	1.1p.p.	96%	0.1p.p.	96%	95%	1.1p.p.
of which VoLTE enabled	99%	98%	1.3p.p.	99%	0.2p.p.	99%	98%	1.3p.p.
5G Cities	68	-	n.a.	45	51.1%	68	-	n.a.
4.5G Cities	2,027	1,842	10.0%	1,947	4.1%	2,027	1,842	10.0%
3G Cities	4,151	4,120	0.8%	4,139	0.3%	4,151	4,120	0.8%
Urban Population Coverage (3G)	94%	94%	0.2p.p.	94%	-	94%	94%	0.2p.p.
Biosites	1,846	1,814	1.8%	1,831	0.8%	1,846	1,814	1.8%
Sky Coverage (# sites)	1,639	1,240	32.2%	1,623	1.0%	1,639	1,240	32.2%
Massive MIMO (# sites)**	2,516	2,435	3.3%	2,510	0.2%	2,516	2,435	3.3%
Homes passed*	9,193	5,803	58.4%	8,715	5.5%	9,193	5,803	58.4%
FTTH	8,017	3,792	111.4%	7,432	7.9%	8,017	3,792	111.4%
FTTC	3,047	2,980	2.2%	3,031	0.5%	3,047	2,980	2.2%
Broadband Coverage Cities	83	39	112.8%	77	7.8%	83	39	112.8%
FTTH	82	37	121.6%	76	7.9%	82	37	121.6%
FTTC	5	5	-	5	-	5	5	-
FTTCity (# cities)	1,456	1,302	11.8%	1,410	3.3%	1,456	1,302	11.8%

* The amounts for homes passed were adjusted in 2022 after a change in recognition methodology. Likewise, retroactive amounts have also changed.

** Massive MIMO values were altered from 1Q22 on, after adjusting the methodology for the counting of sites.

33

2023 SECOND QUARTER RESULTS

ENVIRONMENTAL, SOCIAL & GOVERNANCE

2Q23 ESG HIGHLIGHTS

- Inaugurated in April, TIM's new Innovation Center started operating in São Cristóvão in a 1,000 m^2 space. Designed based on best practices for industrial facilities and testing environments, TIM Lab has modern equipment and virtualized solutions;
- The only operator named among the best companies for LGBTI+ people to work for by the Equidade BR seal. Awarded by the *Mais Diversidade* Institute in partnership with the Human Rights Campaign Foundation (HRC) and the LGBTI+ Business and Rights Forum, the seal reinforces TIM's journey towards a more diverse and prejudice-free organizational culture and society;
- For the second consecutive year, TIM won the Great Place to Work seal. This recognition is the result of the role of employees and the evolution of the Company's culture and internal practices;
- Bateria do Instituto TIM (Drum Group) was the opening attraction of TIM Music Rio, which took place on Copacabana beach, in Rio de Janeiro. The presentation also marked the end of another training cycle of the project that offers free percussion classes, as well as singing and dancing for 50 children, young people and adults with and without disabilities;
- Instituto TIM opened registration for the eighth edition of Academic Working Capital (AWC). Aimed at university students from all over Brazil, the program seeks to transform course completion works (TCCs) into technology-based products or startups. For more information, visit the AWC website;
- TIM and Engie signed long-term partnerships focused on connectivity, sustainability and efficiency. After the implementation of more than 5 thousand smart public luminaires in the municipality of Petrolina (PE), a new agreement between the companies was expanded with the Curitiba public lighting project, which foresees about 45 thousand management points of smart luminaires distributed throughout the city;
- Leader in 4G technology and present in all municipalities in Brazil, TIM has reached the mark of more than 14 million hectares covered throughout the country. The partnership established in May with Grupo Progresso to provide connectivity to its eight production units, seven of which in Piauí, reinforces the Company's strategy of collaborating with the transformation and digital inclusion of agribusiness;
- As part of the evolution of the Distributed Generation project, TIM ended the 2nd quarter with 87 plants in operation. The Company expects to have 100 units powering its operations in different states by the end of 2023, with a predominance of solar plants;
- At the end of the 1st quarter, TIM had 1,846 active biosites. These structures, similar to a common pole, can also add other functions, such as public lighting and security

34

35

2023 SECOND QUARTER RESULTS

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter ("2Q23") and the first six months of 2023 ("6M23"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

36

2023 SECOND QUARTER RESULTS

ATTACHMENTS

Attachment 1: Operating Indicators

37

2023 SECOND QUARTER RESULTS

ATTACHMENT 1 – TIM S.A.
Operating Indicators

DESCRIPTION	2Q23	2Q22	% YoY	1Q23	% QoQ	6M23	6M22	% YoY
Mobile Customer Base ('000)	61,225	68,695	-10.9%	61,721	-0.8%	61,225	68,695	-10.9%
Prepaid	34,639	38,902	-11.0%	35,653	-2.8%	34,639	38,902	-11.0%
Postpaid	26,586	29,794	-10.8%	26,067	2.0%	26,586	29,794	-10.8%
Postpaid (ex-M2M)	21,842	25,059	-12.8%	21,563	1.3%	21,842	25,059	-12.8%
4G Users Base ('000)	54,736	59,811	-8.5%	55,097	-0.7%	54,736	59,811	-8.5%
5G Users Base ('000)	2,477	-	n.a.	1,936	27.9%	2,477	-	n.a.
Market Share	24.3%	26.5%	-2.1p.p.	24.6%	-0.2p.p.	24.3%	26.5%	-2.1p.p.
Prepaid	31.8%	32.4%	-0.6p.p.	32.1%	-0.3p.p.	31.8%	32.4%	-0.6p.p.
Postpaid	18.7%	21.4%	-2.7p.p.	18.6%	0.1p.p.	18.7%	21.4%	-2.7p.p.
Postpaid (ex-M2M)	21.5%	24.3%	-2.7p.p.	21.5%	0.0p.p.	21.5%	24.3%	-2.7p.p.
Monthly Churn (%)	3.1%	3.3%	-0.1p.p.	3.5%	-0.3p.p.	3.3%	3.2%	0.1p.p.
Reported Mobile ARPU (R$)	29.2	25.8	13.0%	27.7	5.5%	28.4	28.0	1.6%
Normalized Mobile ARPU (R$)	29.2	25.8	13.0%	27.9	4.6%	28.5	28.0	2.0%
Prepaid	14.3	12.6	13.1%	13.9	2.8%	14.1	13.4	5.2%
Postpaid	43.1	36.9	16.7%	40.5	6.5%	41.8	39.8	4.9%
Postpaid (ex-M2M)	51.8	43.7	18.7%	48.0	8.0%	49.9	45.2	10.3%
TIM UltraFibra Customer Base ('000)	761	699	8.8%	732	3.9%	761	699	8.8%
FTTH	643	479	34.1%	592	8.5%	643	479	34.1%
FTTC	118	220	-46.1%	140	-15.4%	118	220	-46.1%
TIM UltraFibra Net Additions ('000)	29	10	190.2%	16	74.0%	45	14	212.6%
TIM UltraFibra ARPU (R$)	94.8	91.4	3.7%	92.9	2.0%	93.9	95.0	-1.2%
Handsets Sold ('000)	135	153	-11.6%	144	-6.2%	280	306	-8.7%
Headcount	9,281	9,156	1.4%	9,435	-1.6%	9,281	9,156	1.4%

38

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A on June 30, 2023 (66.59% on December 31, 2022).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). To comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

As of June 30, 2023, TIM holds a 49% equity interest (49% as of December 31, 2022) in the company I-Systems (associate), formerly FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), and held 100% on December 31, 2022 in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. Considering that the merger and the consequent extinction of Cozani became effective, for all purposes and effects, on April 1, 2023, consequently, TIM S.A. has no ownership interest at Cozani on June 30, 2023.

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 14, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (“Buyers”) delivered to Oi Móvel S.A. – Under court-ordered reorganization (“Seller”, “Assignor” or “Oi Móvel”) the closing notification regarding the process of acquisition of the Seller’s mobile assets, based on the approvals by the Administrative Council for Economic Defense (CADE), upon signature of an Agreement on Control of Concentrations, whose decision has already become final and unappealable, and by the National Telecommunications Agency (ANATEL), particularly with the publication of Acts 4.949/2022, 4.950/2022 and 4.951/2022, in addition to meeting or waived by the Buyers, as the case may be, all precedent contractual conditions.

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

On April 20, 2022, TIM S.A., together with the Buyer companies, after complying with the previous conditions established by CADE and ANATEL, concluded the acquisition transaction, with TIM, which currently holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

On July 5, 2022, TIM and Oi Móvel signed a Letter of Intent to guarantee the maintenance and continuity of the mobile services provided at the Comandante Ferraz Antarctic Station (EACF) until the end of the term on February 21, 2024 of Cooperation Agreement 12.000/2019-001/00, signed on February 21, 2019 by the Federal Government, through the Navy Command, and by Telemar Norte Leste and Oi Móvel at the time. The signing arrangements for the First Amendment to said Cooperation Agreement, which formalizes the result of said negotiations, were concluded on December 9, 2022. On June 6, 2023, through Order 115/2023/COGE/SCO, Anatel certified the fulfillment of said determination.

On August 15, 2022, TIM signed the Radiofrequency Availability Agreement with Oi to allow Oi to meet the targets for the implementation of fixed wireless access systems provided for in the General Plan of Universalization Targets for the Universalization of the Switched Fixed Telephone Service Provided in the Public Regime (PGMU-IV), approved by Decree 9619/2018. The purpose of such agreement, as provided for by ANATEL, is to enable the continuity of the targets already achieved, and the fulfillment of non-complied and enforceable targets. The agreement is effective until the end of Oi’s STFC concession on December 31, 2025, and is registered as the service becomes available.

On October 20, 2022, TIM published Offers aimed at enabling the execution of an Industrial Network Exploration Agreement (“Offer – Industrial Network Exploration”) and Temporary and Onerous Assignment of Rights of Use of Radiofrequency (“Offer – Radiofrequency”), under the terms defined by the ACC (Agreement on Control of Concentrations) signed with CADE. The offers in question were published on TIM’s website and presented to CADE on the same date, within the period established by the ACC (up to 6 months from Closing), and should be available for 36 months.

On December 20, 2022, TIM published offers intended to enable the signing of a Contract for the Temporary and Onerous Assignment of Rights of Use of the 900 MHz Radiofrequency, having as its object the radio frequencies acquired from Oi Móvel in said frequency band (“Offer – 900 MHz Radiofrequency”) under the terms set forth by the ACC entered into with CADE. The ACC is waiting a certificate of compliance from CADE. The offers in question were published on TIM’s website and presented to CADE on the same date, within the period established by the ACC (up to 8 months from Closing), and should be available for 36 months.

The ACC is waiting a certificate of compliance from CADE.

On June 30, 2023, the total consideration recorded for the acquisition of Cozani was R$ 7,211.6 million.

Considering the agreed purchase amounts, we have the following balances recorded as contractual obligations on June 30, 2023:

(i)	The amount of R$ 634.3 million reais was withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of R$ 634.3 million, (R$ 712 million updated on June 30, 2023) remained fully retained by the Company until the date of October 4, 2022, that the preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration. For further details, see Note 11;

40

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(ii)	The amount of R$ 77 million recognized as contingent consideration, as of the reporting date of this financial information, is pending payment, awaiting the outcome of the arbitration decision.

On June 30, 2023, both obligations reached the total amount of R$ 748 million (R$ 748 million on December 31, 2022).

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

Identifiable assets acquired and liabilities assumed

On December 31, 2022, the fair value of the identifiable assets acquired and liabilities assumed from Cozani on the date of acquisition by TIM S.A. is finalized, according to the purchase price allocation report (“Price purchase allocation”). On this date, the analysis indicates assets and liabilities presented below:

Fair values recognized on acquisition
Assets
Cash and cash equivalents	193,382
Trade accounts receivable	362,379
Prepaid expenses	165,111
Recoverable taxes	13,535
Deferred income tax and social contribution	705,388
Property, plant and equipment (Note 15)	3,518,477
Intangible assets (Note 16)	3,599,811
8,558,083

Liabilities
Suppliers	(183,227)
Lease liabilities (Note 17)	(2,929,449)
Taxes payable	(157,595)
Deferred revenues	(95,135)
Other liabilities	(617,518)
(3,982,924)

Total net identifiable assets at fair value	4,575,159
Goodwill on acquisition (Note 16)	2,636,426
Total consideration	7,211,585

41

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date and the impacts on the Company’s consolidated results, which reflect the results of the Company acquired as of April 30, 2022, are summarized below:

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on 04/30/2022	1,282,579
Shareholders’ equity of Cozani at fair value on 04/30/2022	4,575,159
Surplus of radio frequencies (i)	3,038,951
Surplus of customers’ portfolio (ii)	253,629

Contribution to the net revenue Group as of the date of acquisition until 12/31/2022	1,231,518
Contribution to the Group with loss since the acquisition date until 12/31/2022	(626,258)
Net revenue of acquiree in the year 2022	2,297,351
Loss of the acquiree in the year 2022	(1,910,638)

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 7.67 years.

The goodwill paid of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. The recognized goodwill has already been deducted for tax purposes since the date of the corporate acquisition of the company Cozani by TIM S.A., which took place on April 1, 2023.

Merger of Cozani

According to the Material Fact disclosed by the Company on February 27, 2023, the completion of the Merger would still depend on the conclusion of the operational procedures related to the systemic parameterization and obtaining prior consent from ANATEL, which took place when the Act 3532/2023 was published.

On March 31, 2023, the Board of Directors (“BoD”) acknowledged the obtaining of said consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the BoD declared that said Merger and the consequent extinction of Cozani became effective, for all purposes and effects, on April 1, 2023. The approved Acquisition did not give rise to a capital increase, nor issue of new shares of the Company, or changes in the Company’s shareholding, therefore, there is no need to talk about exchange of shares or right to withdraw.

The purpose of this acquisition is to streamline the corporate structure of TIM S.A., eliminate overlapping authorizations for exploring the SMP service, standardize the services provided by the Companies, and also, as a result, concentrate activities related to the provision of personal mobile telecommunication services in a single company, in addition to optimize operating costs and efficiently allocate investments due to the integration of acquired assets.

42

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The changes in Cozani’s equity between the date of the report (December 31, 2022) and the merger (April 1, 2023) were incorporated into the balance sheet of TIM Participações S.A., as set forth in the protocol of merger. As a result of the merger, all operations of Cozani were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law.

The net assets as of December 31, 2022, is summarized below:

Assets		Liabilities
Current	1,376,107	Current	1,900,283
Non-current	3,987,996	Non-current	2,422,684
Long-term receivables	846,823
Property, plant and equipment	2,885,893
Intangible assets	255,280
		Net assets	1,041,136
Total assets	5,364,103	Total liabilities	5,364,103

2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared and is being presented according to the accounting practices adopted in Brazil, which comprises the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. In this way, the relevant information specific to the quarterly information is being evidenced and correspond to those used by the management in its duties.

The main accounting policies applied in the preparation of this quarterly information are defined below and / or presented in their respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

On June 30, 2023, the Company reported a profit of R$ 1,038,908. The Company’s current liabilities exceeded total current assets by R$ 3,980,316, caused by the acquisition of Cozani and payment of obligations related to the 5G license. The Company understands that the aforementioned investments will bring relevant benefits and operational efficiency. On June 30, 2023, the Company’s shareholders’ equity is positive by R$ 25,327,084.

43

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

In connection with the preparation of this quarterly information, Company’s Management made analyses which confirms that the operating cash flow is positive; therefore, there is no evidence of uncertainties about the going concern.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”) is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b. Functional and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company, its associated company and subsidiary.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and all the operating activities of the Group are concentrated in TIM and its subsidiary Cozani. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

44

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any resulting difference as a gain or loss is recorded in income (loss). Any retained investment is recognized at its fair value on the date control is lost.

Due to the merger of Cozani on April 01, 2023 described in Note 1, the Company incorporated all asset and liability balances of its former parent company and presents consolidated balances for the statements of income, statements of comprehensive income, statements of cash flows and statements of value added due to Cozani’s individual statements of income for the period January−March 2023 making up the consolidated balances throughout 2023.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

45

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

The Group measures the lease liabilities assumed at the present value of the remaining payments as if the lease agreement acquired were a new lease agreement at the acquisition date. Right-of-use assets were measured at an amount equivalent to the lease liabilities and adjusted to reflect the favorable or unfavorable terms of these leases compared to market terms. Considering that the off-market nature of said lease is reflected in the right-of-use asset, the Group does not recognize separately an intangible asset or liability relating to favorable or unfavorable terms in relation to market value.

f.	Approval of quarterly information

This individual and consolidated quarterly information was approved by the Company's Board of Directors on July 31, 2023.

g.	New standards, ammendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended June 30, 2023.

Amendments to CPC 37 (R1), CPC 48, CPC 29, CPC 27, CPC 25 and CPC 15 (R1).

The amendments to the above pronouncements are due to the annual changes related to the cycle of improvements between 2018 and 2020, such as:

•	Onerous Contracts – Cost of Fulfilling a Contract;
•	Property, Plant and Equipment – Proceeds before Intended Use; and
•	References to Conceptual framework.

The validity of these proposed changes must be established by regulatory agencies that approve them and to fully comply with international accounting standards, the entity must apply them in annual periods beginning on or after January 01, 2022.

Onerous Contracts – Cost of Fulfilling a Contract

An onerous contract is a contract under which the unavoidable costs of fulfilling the obligations arising from the contract (i.e., costs that the Group cannot avoid since it has the contract) exceed the expected economic benefits to be received.

The amendments specify that, when assessing whether a contract is onerous or loss-making, an entity needs to include costs that directly relate to a contract to supply goods or services, including incremental costs (for example, direct labor costs and materials) and an allocation of costs directly related to contract activities (for example, depreciation of equipment used to fulfill the contract and costs of managing and supervising the contract). General and administrative costs are not directly related to a contract and are excluded unless explicitly charged to the counterparty under the terms of the contract.

46

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The Group evaluated the contracts and did not identify material changes in the quarterly information.

Property, Plant and Equipment – Proceeds before Intended Use;

The amendment precludes entities from deducting from the cost of a property, plant and equipment item any proceeds from sales of produced items in bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the products of selling the items, and the costs of producing the items, in the statement of income.

Under the transition rules, the Group applies the amendments retrospectively only to property, plant and equipment items available for use or after the beginning of the earliest period presented when the entity first applies the amendment (the date of first-time adoption).

These changes had no impact on the Group’s individual and consolidated quarterly information as there were no sales of such items produced by property, plant and equipment made available for use or after the beginning of the earliest period presented.

References to the Conceptual Framework

The amendments replace a reference to an earlier version of the IASB Conceptual Framework with a reference to the current version issued in March 2018, without materially changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3/CPC 15 (R1) Business Combinations to avoid issuing potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37/CPC 25 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, rather than the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition on the acquisition date.

Pursuant to the interim provisions, the Group applies the amendments prospectively, i.e., for business combinations that occur after the start of the annual reporting period in which it first applies the amendments (the date of first-time adoption).

These changes had no impact on the Group’s consolidated quarterly information since there were no assets, liabilities or contingent liabilities within the scope of these changes that arose during the period.

47

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as first-time adopter

The amendment allows a subsidiary that chooses to apply paragraph D16(a) of IFRS 1/CPC 37 (R1) - First-time Adoption of International Accounting Standards to measure cumulative translation differences using the amounts reported in the consolidated quarterly information of the parent company, based on the parent company’s transition date to IFRS, if no adjustments have been made for consolidation procedures and for the effects of the business combination in which the parent company acquired the subsidiary. This amendment also applies to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

These changes had no impact on the Group’s consolidated quarterly information as it is not a first-time adopter.

IFRS 9/CPC 48 Financial Instruments - Rates in the ’10 percent’ test for writing-off financial liabilities

The amendment clarifies the rates that an entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability. These rates include only rates paid or received between the borrower and the lender, including rates paid or received by the borrower or the lender on behalf of the other.

In accordance with the interim provisions, the Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of first-time adoption). These changes had no impact on the Group’s consolidated quarterly information, as there were no changes to the Group’s financial instruments during the period.

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on June 30, 2023.

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current (equivalent to revision 20 of the Accounting Pronouncements Committee)

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The changes enlighten:

•	What is the meaning of a right to defer the settlement;

•	That the right to postpone settlement must exist on the base date of the report;

•	That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement

•	That the terms of a liability would not affect its classification only if a derivative embedded in a convertible liability was an equity instrument

Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis. The Group currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

48

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)
•	Amendments to IAS 8: Definition of Accounting Estimates

(equivalent to revision 20 of the Accounting Pronouncements Committee)

In February 2021, IASB issued amendments to IAS 8/CPC 23, in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. In addition, they clarify how entities use measurement and input techniques to develop accounting estimates.

The amendments will be effective for periods beginning on or after January 1, 2023, and will apply to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies (equivalent to revision 20 of the Accounting Pronouncements Committee)

In February 2021, IASB issued amendments to IAS 1/CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

The Group is currently revisiting the accounting policy disclosures to confirm that they are consistent with the required changes.

•	Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (equivalent to the Committee’s revision 20 of accounting pronouncements)

In May 2021, the Board released amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments shall apply to transactions occurring in annual periods beginning on or after the earliest comparative period presented. Furthermore, at the beginning of the earliest comparative period presented, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability must also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

The Group is currently assessing the impact of these changes.

49

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets and investments in subsidiary and associated company.

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (Note 16) and its tangible and intangible assets.

Net investments in the subsidiary and associated company are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 14.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 8.c).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

50

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

(g)       Fair value of the intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses.

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

(h)       Business combination

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Costs directly attributable to the acquisition are accounted for as expense when incurred. For further information, see Notes 1.2.1 and 2.e.

51

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)
4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Cash and banks	27,470	59,679	59,959
Free availability financial investments:
CDBs / Repurchases	3,039,542	1,725,421	2,488,754

	3,067,012	1,785,100	2,548,713

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The average remuneration of CDB investments in 2023 is 102.05% p.a. (100.12% on December 31, 2022) of the variation of the interbank deposit certificate – CDI.

5.	Securities

Comprise financial assets measured at fair value through profit or loss.

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

FUNCINE (i)	13,444	12,929	12,929
Fundo Soberano (ii)	116	179	179
FIC: (iii)
Government bonds (a)	147,939	1,323,409	1,323,409
CDB (b)	7,292	20,371	20,371
Financial bills (c)	50,845	398,879	398,879
Other (d)	65,415	447,797	447,797
	285,051	2,203,564	2,203,564

Current portion	(271,607)	(2,190,635)	(2,190,635)
Non-current portion	13,444	12,929	12,929

Due to the scenario of severe stress observed recently in the securities’ market, the Company opted to reduce its position in funds, migrating a large part of the funds to fixed income operations (Bank Deposit Certificates - CDBs) with first-class banks.

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2023 was 0.68% p.a. (0.09% p.a. in 2022).

52

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2023 was 99.60% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.94% on December 31, 2022).

(iii) The Company invests in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2023 was 95.81% p.a. of the variation of the Interbank Deposit Certificate - CDI (107.19% p.a. on December 31, 2022).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on June 30, 2023 and December 31, 2022.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2022).

	Parent Company		Consolidated
	June 2023	December 2022	December 2022
Trade accounts receivable	3,804,006	3,978,135	3,659,777

Gross accounts receivables	4,414,330	4,540,225	4,241,515

Billed services	2,208,469	2,055,009	2,149,579
Unbilled services	981,560	909,760	929,669
Network use (interconexion)	650,768	981,978	550,416
Goods sold	556,152	572,103	590,476
Contractual assets (note 23)	17,053	19,828	19,828
Other accounts receivable	328	1,547	1,547

Provision for expected credit losses	(610,324)	(562,090)	(581,738)

Current portion	(3,567,703)	(3,739,452)	(3,421,094)
Non-current portion	236,303	238,683	238,683

53

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company		Consolidated
	June 2023	December 2022	December 2022
	(6 months)	(12 months)	(12 months)

Opening balance	562,090	746,819	746,819
Balance of merged company	23,737	-	-
Supplement to expected losses	286,767	585,699	626,218
Write-off of provision	(262,270)	(770,428)	(791,299)

Closing balance	610,324	562,090	581,738

In 2022, the change in the closing balance of the provision for expected credit losses occurred due to the supplement to expected losses, net of reversal and write-off of already accrued invoices.

The aging of accounts receivable is as follows:

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Total	4,414,330	4,540,225	4,241,515

Falling due	3,194,545	3,575,228	3,221,416
Overdue (days):
≤30	340,373	262,644	286,324
≤60	121,107	81,939	82,533
≤90	106,583	68,391	73,581
>90	651,722	552,023	577,661

7.	Inventory

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

54

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Total inventory	374,429	236,117	236,117

Inventory	391,213	248,768	248,768
Mobile handsets and tablets	257,022	138,951	138,951
Accessories and prepaid cards	101,153	78,330	78,330
TIM chips	33,038	31,487	31,487

Losses on adjustment to realizable amount	(16,784)	(12,651)	(12,651)

8.	Income tax and social contribution
8.a	Recoverable income tax and social contribution

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Recoverable income tax and social contribution	1,001,611	879,227	879,227

Income tax	708,472	645,192	645,192
Social contribution	293,139	234,035	234,035

Current portion	(166,575)	(361,349)	(361,349)
Non-current portion	835,036	517,878	517,878

In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. The specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 535 million (principal). In 2021, R$ 11 million was recognized as inflation adjustment. In 2022, R$ 61 million was recognized as inflation adjustment. In 2023, R$ 28 million was recognized as inflation adjustment. Totaling R$ 635 million, recorded in non-current assets, since the realization of the gain by the Company becomes probable. The Company is awaiting the final decision.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2023 the company has chosen to make the monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Income and social contribution tax payable	47,084	78,351	78,351

Income tax	-	34,207	34,207
Social contribution	47,084	44,144	44,144

Current portion	(47,084)	(78,351)	(78,351)

55

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On June 30, 2023 and December 31, 2022, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Losses carried forward – income tax and social contribution	45,717	95,927	225,882
Temporary differences:
Provision for legal and administrative proceedings	458,180	381,865	381,865
Provision for expected credit losses	237,487	198,933	220,911
Lease of LT Amazonas infrastructure	35,816	34,657	34,657
Profit sharing	32,869	49,989	49,989
Taxes with enforceability suspended (i)	830,003	642,479	711,897
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(34,560)	(34,560)
Derivative financial instruments	(183,476)	(161,174)	(161,174)
Capitalized interest - 4G and 5G	(299,271)	(281,468)	(281,468)
Deemed costs – TIM S.A.	(27,785)	(32,177)	(32,177)
Adjustments of standard IFRS 16 (iii)	658,759	468,113	596,495
Accelerated depreciation (iv)	(812,322)	(663,303)	(715,041)
Fair value adjustment I–Systems (former FiberCo) (v)	(249,477)	(249,477)	(249,477)
Impairment loss (vi)	450,469	-	557,932
Amortized Goodwill – Cozani	(44,819)	-
Amortization of surplus	62,697	45,592	45,591
Other	127,123	31,304	146,218
	1,287,410	526,700	1,497,540

Deferred income tax and social contribution on tax losses and negative bases not recognized yet	-	-	(129,954)
	1.287,410	526,700	1,367,586

Deferred active tax portion	2.939.120	1.948.859	2,971,437
Deferred tax liability	(1,651,710)	(1,422,159)	(1,603,851)

56

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022 and 2023 of TIM S.A. at a parent company level and, at a consolidated level, the TFF referring to Cozani's 2022 financial year is also added. The Operating Inspection Fee (TFF) for the years 2020, 2021, 2022 and 2023 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 after the completion of the transaction for the sale of 51% of the equity interest in I-Systems to IHS.

(iii) Represents the addition of new contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting and tax expense, under the terms of the current legislation.

(iv) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 761 million until June 30, 2023 (R$ 663 million up to December 31, 2022) and applied as of January 1, 2020.

(v) Refers to deferred charges on the fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(vi) Represents the deferred charges recorded, referring to the impairment of tangible assets.

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on June 30, 2023.

Based on these projections, the company has the following expectation of recovery of credits:

Parent Company

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences	Total
2023	45,717	595,602	587,807
2024	-	213,750	114,959
2025	-	181,414	103,704
>2026	-	1,902,637	2,132,650
Total	45,717	2,893,403	2,939,120

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 50,211 throughout 2023 (R$ 123,948 in 2022).

8.d Expense with current and deferred income tax and social contribution

	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022
Current income tax and social contribution taxes
Income tax for the period	(101,357)	(82,906)	(101,615)	(82,906)
Social contribution for the period	(48,516)	(29,132)	(48,611)	(29,132)
Tax incentive – SUDENE/SUDAM (i)	100,155	50,905	100,155	50,905
	(49,718)	(61,133)	(50,071)	(61,133)
Deferred income tax and social contribution
Deferred income tax	(9,248)	(23,547)	(66,911)	4,304
Deferred social contribution	7,492	(8,477)	(13,267)	1,551
	(1,756)	(32,024)	(80,178)	5,855

	(51,474)	(93,157)	(130,249)	(55,278)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022

Income before income tax and social contribution	1,090,382	778,060	1,169,158	740,181
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(370,730)	(264,540)	(397,514)	(251,662)
(Additions) / deletions:
Equity in earnings	37,981	(42,898)	(14,171)	(7,723)
Permanent additions and exclusions:
Non-taxable revenues	11,317	19,053	11,317	19,053
Non-deductible expenses for tax purposes	(10,350)	(11,792)	(10,350)	(11,792)
Tax incentive – SUDENE/SUDAM (i)	100,155	50,905	100,155	50,905
Tax benefit related to interest on shareholders’ equity	176,800	158,100	176,800	158,100
Other amounts	3,353	(1,985)	999	(12,159)
	319,256	171,383	267,264	196,384
Income tax and social contribution recorded in the income (loss) for the period	(51,474)	(93,157)	(130,250)	(55,278)
Effective rate	4.72%	11.97%	11.14%	7.47%

(i) As mentioned in note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

9.	Taxes, fees and contributions to be recovered

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Taxes, fees and contributions to be recovered	1,753,465	1,709,810	1,727,069

ICMS (i)	1,405,972	1,314,811	1,323,604
PIS / COFINS (ii)	98,105	194,449	194,452
IRRF (Withholding income tax) on interest earning bank deposits	146,791	111,962	120,417
Other	102,597	88,588	88,596

Current portion	(748,903)	(820,338)	(831,661)
Non-current portion	1,004,562	889,472	895,408

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A.itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases.

The Company, through declaration, offset credits arising from the ICMS exclusion from the PIS and COFINS calculation basis until March 31, 2023, totaling R$ 3,517 million.

The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)
10.	Prepaid expenses

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Prepaid expenses	570,435	278,764	359,109
Fistel (i)	210,884	-
Advertisements not released (ii)	50,105	2,361	2,361
Rentals and insurance	71,716	64,544	64,544
Incremental costs for obtaining customer contracts (iii)	179,034	178,543	178,543
IT Services (iv)	23,743	21,500	21,500
Contractual prepaid expenses (v)	-	-	77,810
Other	34,953	11,816	14,351

Current portion	(480,950)	(198,506)	(278,851)
Non-current portion	89,485	80,258	80,258

(i) During the first half of 2023, the amounts of R$ 94 million and R$ 328 million were paid, related to TFF da Cozani and Condecine/CFR of TIM S.A. and Cozani, respectively. These amounts are monthly recognized in income.

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(v) It refers to the payment in April 2022 (acquisition date of Cozani) of TSA (Transition Service Agreement), in the amount of R$ 250,722 as remuneration, for up to 12 months of service provision in Cozani’s transition phase.

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Judicial deposits	1,421,681	1,377,560	1,377,560

Civil	1,017,394	974,482	974,482
Labor	91,409	117,583	117,583
Tax	210,314	184,435	184,435
Regulatory	114	113	113
Online attachment (i)	102,450	100,947	100,947

(i) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 80,721 (R$ 77,854 on December 31, 2022).

In a Material Fact released on October 4, 2022, a preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers (TIM, Telefônica Brasil S.A. and Claro S.A.) of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the court-ordered reorganization process of Oi Móvel S.A., where it will be safeguarded until a later decision by the arbitration court. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration.

On October 19, 2022, TIM deposited the amount of R$ 670 million (R$ 733 million, restated on June 30, 2023) in guarantee for the Judgment of the 7th Corporate Court of the Judicial District of Rio de Janeiro. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration.

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 210,314 on June 30, 2023, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 37,563 (R$ 36,417 as of December 31, 2022).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits related to this discussion is R$ 5,486 (R$ 5,295 on December 31, 2022).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits related to this discussion is R$ 23,200 (R$ 22,178 on December 31, 2022).

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)
(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 11,875 (R$ 11,557 on December 31, 2022).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits related to this discussion is R$ 11,369 (R$ 8,651 on December 31, 2022).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits related to this discussion is R$ 3,701 (R$ 3,623 on December 31, 2022).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits related to this discussion is R$ 3,866 (R$ 3,766 on December 31, 2022).

(h)	Deposit made by TIM S.A. – Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits related to this discussion is R$ 65,992 (R$ 63,967 on December 31, 2022).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits related to this discussion is R$ 22,071 (R$ 7,691 on December 31, 2022).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits related to this discussion is R$ 15,018 (R$ 11,524 on December 31, 2022).

12.	Other financial assets

The initial recognition of an equity instrument in the balance sheet is carried at its fair value as of the acquisition or issue date. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognised in the result when incurred, under the line of financial income.

On March 26, 2020, TIM S.A. and BANCO C6 S.A. concluded the negotiations over a strategic partnership aimed at developing combined offerings with special benefits to the customer bases of Partners.

In July 2020, the first offering was launched in partnership with Banco C6, with special conditions to TIM customers who are also C6 customers. The innovating partnership provides great potential to generate value for both companies through user base growth and greater client loyalty.

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6’s share capital Banco C6 as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

The Company exercised its option to acquire and convert C6 shares, which represents 1.44% of ownership interest at Banco C6, which totals R$ 162,958.

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

13.	Other assets

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Other assets	263,045	265,661	265,042

Advances to employees	35,746	7,092	7,092
Advances to suppliers	24,250	31,422	31,437
Amounts receivable from TIM Brasil (Note 35)	22,664	22,790	22,790
Amounts receivable from incentivized projects	31,758	63,034	63,034
Recoverable INSS	72,549	69,794	69,794
Other	76,078	71,529	70,895

Current portion	(228,880)	(200,264)	(199,644)
Non-current portion	34,165	65,397	65,398
14.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1.2, on April 20, 2022, TIM S.A. (jointly with other buyers Telefônica Brasil S.A. and Claro S.A.), after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S/A – Under court-ordered reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. On April 1, 2023, TIM S.A. acquired Cozani, therefore, for all effects, the latter was dissolved and consequently, for all purposes and effects, TIM S.A. does not have equity interest in Cozani as of June 30, 2023. TIM S.A. had 100% in the share capital of Cozani on December 31, 2022.

I-Systems

In December 2020, the company Fiber Co (current I-Systems) was established and was 100% controlled by TIM S.A. In November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2022) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

	June 2023	December 2022
Assets	1,926,688	1,820,223
Current and non-current assets	268,274	291,799
Tangible and intangible assets	1,658,414	1,528,424

Liabilities and shareholders’ equity	1,926,688	1,820,223
Current and non-current liabilities	589,713	398,189
Shareholders’ equity	1,336,975	1,422,034

Company’s proportional interest	49%	49%
Investment value (Note 14.b)	1,498,437	1,540,116

June 2023	December 2022

Net loss for the period	(85,059)	(125,687)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(41,679)	(61,587)

a)	Interest in subsidiaries and associated company

	Associated companies		Subsidiary		Total
	June 2023 I-Systems	December 2022 I-Systems	Cozani up to 03/31/2023	December 2022 Cozani	June 2023	December 2022

Total number of shares	1,794,287,995	1,794,287,995	-	3,002,872	-	-

Interest in total capital	49%	49%	-	100%	-	-

Shareholders' equity	1,336,975	1,422,034	-	4,199,623	-	-

Loss for the period/year (i)	(85,059)	(125,687)	-	(626,258)	-	-

Equity in earnings	(41,679)	(61,587)	153,387	(492,165)	111,708	(553,752)
Amortization of surplus	-	-	(53,781)	(134,093)	(53,781)	(134,093)

Investment amount	1,498,437	1,540,116	-	4,199,623	1,498,437	5,739,739

65

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(i) The subsidiary’s results show the changes from the acquisition date. The date of acquisition and transfer of control was April 20, 2022 and the results of the subsidiary were consolidated as of April 30, 2022, as the financial information available is closest to the date of transfer of control.

Cozani’s shareholders’ equity as of April 30, 2022 was adjusted to comply with the Company’s accounting practices, reflecting a decrease of approximately R$ 1,641 million, mainly related to the impairment of tangible assets, recording of onerous capacity contract and deferred taxes.

b)	Changes in investment in subsidiaries and associated companies:

	I-Systems (associated company)	Cozani (merged subsidiary)	Total

Balance of investment on December 31, 2022	1,540,116	4,199,623	5,739,739
Amortization of surplus up to March 31, 2023	-	(53,781)	(53,781)
Equity in earnings	(41,679)	153,387	111,708
Cozani shareholders’ equity – acquired by TIM S.A.	-	(1,194,523)	(4,299,229)
Surplus of radio frequency and customer list		(3,104,706)
Balance of investment on June 30, 2023	1,498,437	-	1,498,437

15.	Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. The amounts of property, plant and equipment recorded on Cozani’s acquisition were adjusted to its recoverable amounts and after the merger are recorded at TIM S.A. On June 30, 2023 and December 31, 2022, the Company has no other indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

•	Changes in property, plant and equipment
	Parent Company
	Balance in December 2022	Additions	Write-offs	Transfers	Addition by merger	Balance in June 2023

Total cost of property, plant and equipment, gross	54,530,017	2,683,375	(53,956)	-	11,371,149	68,530,585
Commutation/transmission equipment	28,749,731	-	(42,513)	1,765,336	6,527,485	37,000,039
Fiber optic cables	783,396	-	-	762	-	784,158
Leased handsets	2,956,156	-	(2,180)	108,415	920,690	3,983,081
Infrastructure	6,921,727	-	(5,371)	133,952	572,350	7,622,658
Informatics assets	1,780,652	-	(2,062)	19,707	-	1,798,297
General use assets	957,396	-	(263)	15,596	9,202	981,931
Right-of-use in leases	11,493,062	941,907	(865)	-	3,341,422	15,775,526
Land	39,802	-	-	-	-	39,802
Construction in progress	848,095	1,741,468	(702)	(2,043,768)	-	545,093

Total Accumulated Depreciation	(34,754,757)	(2,453,034)	51,142	-	(8,289,050)	(45,445,699)
Commutation/transmission equipment	(20,101,222)	(1,134,004)	42,658	-	(6,088,197)	(27,280,765)
Fiber optic cables	(583,854)	(30,703)	-	-	-	(614,557)
Leased handsets	(2,677,840)	(82,381)	1,045	-	(920,672)	(3,679,848)
Infrastructure	(4,404,860)	(181,484)	5,240	-	(587,153)	(5,168,257)
Informatics assets	(1,675,605)	(23,482)	2,061	-	-	(1,697,026)
General use assets	(698,448)	(24,976)	138	-	(7,706)	(730,992)
Right-of-use in leases	(4,612,928)	(976,004)	-	-	(685,322)	(6,274,254)
Total property, plant and equipment, net	19,775,260	230,341	(2,814)	-	3,082,099	23,084,886
Commutation/transmission equipment	8,648,509	(1,134,004)	145	1,765,336	439,288	9,719,274
Fiber optic cables	199,542	(30,703)	-	762	-	169,601
Leased handsets	278,316	(82,381)	(1,135)	108,415	18	303,233
Infrastructure	2,516,867	(181,484)	(131)	133,952	(14,803)	2,454,401
Informatics assets	105,047	(23,482)	(1)	19,707	-	101,271
General use assets	258,948	(24,976)	(125)	15,596	1,496	250,939
Right-of-use in leases	6,880,134	(34,097)	(865)	-	2,656,100	9,501,272
Land	39,802	-	-	-	-	39,802
Construction in progress	848,095	1,741,468	(702)	(2,043,768)	-	545,093

67

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

	Parent Company
	Balance in December 2021	Additions	Write-offs	Transfers	Balance in June 2022

Total cost of property, plant and equipment, gross	49,159,678	3,165,777	(63,340)	-	52,262,115
Commutation/transmission equipment	25,854,454	(919)	(30,647)	1,450,223	27,273,111
Fiber optic cables	778,512	-	-	3,689	782,201
Leased handsets	2,806,454	535	(15,459)	83,314	2,874,844
Infrastructure	6,443,285	-	(4,067)	352,021	6,791,239
Informatics assets	1,756,340	-	(237)	9,061	1,765,164
General use assets	916,845	-	(639)	14,297	930,503
Right-of-use in leases	9,779,327	1,133,598	(11,753)	-	10,901,172
Land	40,794	-	(640)	-	40,154
Construction in progress	783,667	2,032,563	102	(1,912,605)	903,727

Total Accumulated Depreciation	(30,851,278)	(2,028,392)	46,413	-	(32,833,257)
Commutation/transmission equipment	(18,187,994)	(1,008,149)	31,028	-	(19,165,115)
Fiber optic cables	(522,205)	(30,843)	-	-	(553,048)
Leased handsets	(2,534,691)	(76,028)	10,992	-	(2,599,727)
Infrastructure	(4,043,155)	(190,799)	3,797	-	(4,230,157)
Informatics assets	(1,629,730)	(26,572)	230	-	(1,656,072)
General use assets	(649,229)	(24,790)	366	-	(673,653)
Right-of-use in leases	(3,284,274)	(671,211)	-	-	(3,955,485)
Total property, plant and equipment, net	18,308,400	1,137,385	(16,927)	-	19,428,858
Commutation/transmission equipment	7,666,460	(1,009,068)	381	1,450,223	8,107,996
Fiber optic cables	256,307	(30,843)	-	3,689	229,153
Leased handsets	271,763	(75,493)	(4,467)	83,314	275,117
Infrastructure	2,400,130	(190,799)	(270)	352,021	2,561,082
Informatics assets	126,610	(26,572)	(7)	9,061	109,092
General use assets	267,616	(24,790)	(273)	14,297	256,850
Right-of-use in leases	6,495,053	462,387	(11,753)	-	6,945,687
Land	40,794	-	(640)	-	40,154
Construction in progress	783,667	2,032,563	102	(1,912,605)	903,727

68

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

	Consolidated
	Balance in December 2021	Additions / depreciation	Write-offs	Transfers	Acquisitions of subsidiary (Note 1.2) (*)	Balance in June 2022
Total cost of property, plant and equipment, gross	49,159,678	3,167,289	(63,340)	-	11,455,227	63,718,854
Commutation/transmission equipment	25,854,454	(919)	(30,647)	1,450,223	7,245,512	34,518,623
Fiber optic cables	778,512	-	-	3,689	756	782,957
Leased handsets	2,806,454	535	(15,459)	83,314	-	2,874,844
Infrastructure	6,443,285	-	(4,067)	352,021	701,025	7,492,264
Informatics assets	1,756,340	-	(237)	9,061	336,123	2,101,287
General use assets	916,845	-	(639)	14,297	212,022	1,142,525
Right-of-use in leases	9,779,327	1,133,598	(11,753)	-	2,929,449	13,830,621
Land	40,794	-	(640)	-	-	40,154
Construction in progress	783,667	2,034,075	102	(1,912,605)	30,340	935,579

Total Accumulated Depreciation	(30,851,278)	(2,268,987)	46,413	-	(6,997,956)	(40,071,808)
Commutation/transmission equipment	(18,187,994)	(1,073,061)	31,028	-	(5,915,990)	(25,146,017)
Fiber optic cables	(522,205)	(30,860)	-	-	(25)	(553,090)
Leased handsets	(2,534,691)	(76,028)	10,992	-	-	(2,599,727)
Infrastructure	(4,043,155)	(192,788)	3,797	-	(562,370)	(4,794,516)
Informatics assets	(1,629,730)	(25,430)	230	-	(337,265)	(1,992,195)
General use assets	(649,229)	(24,075)	366	-	(182,306)	(855,244)
Right-of-use in leases	(3,284,274)	(846,745)		-	-	(4,131,019)
Total property, plant and equipment, net	18,308,400	898,302	(16,927)	-	4,457,271	23,647,046
Commutation/transmission equipment	7,666,460	(1,073,980)	381	1,450,223	1,329,522	9,372,606
Fiber optic cables	256,307	(30,860)	-	3,689	731	229,867
Leased handsets	271,763	(75,493)	(4,467)	83,314	-	275,117
Infrastructure	2,400,130	(192,788)	(270)	352,021	138,655	2,697,748
Informatics assets	126,610	(25,430)	(7)	9,061	(1,142)	109,092
General use assets	267,616	(24,075)	(273)	14,297	29,716	287,281
Right-of-use in leases	6,495,053	286,853	(11,753)	-	2,929,449	9,699,602
Land	40,794	-	(640)	-	-	40,154
Construction in progress	783,667	2,034,075	102	(1,912,605)	30,340	935,579

(*) In June 2022, the allocation process related to the business combination (PPA – Purchase Price Allocation) was in progress, the definite amounts, described in note 1.2, being obtained in December 2022. In June 2022, the Company ecorded net tangible assets of R$ 4,457,271, however, at the end of the PPA valuation in December 2022, the balance of net tangible assets as of the acquisition date was set at R$ 3,518,477.

69

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134
Additions by merger	1,478,836	-	1,177,264	-	2,656,100
Additions	457,863	118,804	305,228	60,012	941,907
Remeasurement	51,678	(34,218)	(18,325)	-	(865)
Depreciation	(454,927)	(67,919)	(208,353)	(244,805)	(976,004)
Balances at June 30, 2023	5,171,410	655,877	2,852,696	821,289	9,501,272
Annual depreciation rates	12.29%	11.71%	12.65%	7.83%

Parent Company

Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Additions	742,282	132,322	206,818	52,176	1,133,598
Remeasurement	(2,192)	(4,669)	(4,892)	-	(11,753)
Depreciation	(257,827)	(63,615)	(111,445)	(238,324)	(671,211)
Balances at June 30, 2022	3,530,772	605,350	1,594,714	1,214,851	6,945,687
Annual depreciation rates	11.35%	11.00%	11.38%	7.12%

Consolidated

Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Sa Balance of acquired company	214.3142		786,307		2,929,449
Additions	742,282	132,322	206,818	52,176	1,133,598
Remeasurement	(2,192)	(4,669)	(4,892)	-	(11,753)
Depreciation	(397,688)	(63,615)	(147,117)	(238,325)	(846,745)
Balances at June 30, 2022	5,534,053	605,350	2,345,349	1,214,850	9,699,602

Annual depreciation rates	11.35%	11.00%	11.38%	7.12%

70

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

•	Depreciation rates
Annual fee %
Commutation / transmission equipment	08–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2022, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. This capitalization occurred when the asset was considered available for use by Management. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

71

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(a)	Changes in intangible assets

	Parent Company
	Balance in December 2022	Additions/ Amortization	Addition by merger	Write-offs	Transfers	Capitalized interest	Balance in June 2023

Total cost of intangible assets, gross	38,732,905	492,507	6,446,789	(13)	-	95,678	45,767,866
Right to use software	20,876,377	-	1,366,860	(13)	485,597	-	22,728,821
Authorizations	11,250,610	8,843	4,598,839	-	2,890,938	-	18,749,230
Goodwill (i)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	-	5,811	-	207,589
List of clients	-	-	253,629	-	-	-	253,629
Other assets	339,417	-	227,461	-	1,415	-	568,293
Intangible assets under development	2,952,554	483,664	-	-	(3,383,761)	95,678	148,135

Total Accumulated Amortization	(25,730,124)	(885,223)	(3,102,345)	13	-	-	(29,717,679)
Right to use software	(18,454,058)	(492,653)	(1,355,500)	13	-	-	(20,302,198)
Authorizations	(6,984,930)	(362,458)	(1,586,245)	-	-	-	(8,933,633)
Infrastructure right-of-use - LT Amazonas	(86,488)	(5,287)	-	-	-	-	(91,775)
List of clients		(8,284)	(30,312)	-	-	-	(38,596)
Other assets	(204,648)	(16,541)	(130,288)	-	-	-	(351,477)

Total intangible assets, net	13,002,781	(392,716)	3,344,444	-	-	95,678	16,050,187
Right to use software (c)	2,422,319	(492,653)	11,360	-	485,597	-	2,426,623
Authorizations (f)	4,265,680	(353,615)	3,012,594	-	2,890,938	-	9,815,597
Goodwill (d)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	115,290	(5,287)	-	-	5,811	-	115,814
List of clients	-	(8,284)	223,317	-			215,033
Other assets	134,769	(16,541)	97,173	-	1,415	-	216,816
Intangible assets under development	2,952,554	483,664	-	-	(3,383,761)	95,678	148,135

72

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

	Parent Company
	Balance in December 2021	Additions/ Amortization	Write-offs	Transfers	Balance in June 2022

Total cost of intangible assets, gross	34,630,541	2,678,865	(3,200)	-	37,306,206
Right to use software	19,911,004	-	-	508,016	20,419,020
Authorizations	11,151,497	27,136	(3,200)	7,088	11,182,521
Goodwill	475,743	1,950,720	-	-	2,426,463
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557	201,778
Other assets	333,116	-	-	3,714	336,830
Intangible assets under development	2,572,960	701,009	-	(534,375)	2,739,594

Total Accumulated Amortization	(24,045,462)	(848,776)	3,200	-	(24,891,038)
Right to use software	(17,432,018)	(516,021)	-	-	(17,948,039)
Authorizations	(6,357,666)	(315,519)	3,200	-	(6,669,985)
Infrastructure right-of-use - LT Amazonas	(76,697)	(4,616)	-	-	(81,313)
Other assets	(179,081)	(12,620)	-		(191,701)

Total intangible assets, net	10,585,079	1,830,089	-	-	12,415,168
Right to use software (c)	2,478,986	(516,021)	-	508,016	2,470,981
Authorizations (f)	4,793,831	(288,383)	-	7,088	4,512,536
Goodwill (d)	475,743	1,950,720	-	-	2,426,463
Infrastructure right-of-use - LT Amazonas (e)	109,524	(4,616)	-	15,557	120,465
Other assets	154,035	(12,620)	-	3,714	145,129
Intangible assets under development	2,572,960	701,009	-	(534,375)	2,739,594

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. From December 2021 to April 2023 includes the amounts for acquisition values of the 5G License, which were transferred to goods in service (“Authorizations”) in April 2023, as per note 16.f.

(i) In December 2022, with the acquisition of Cozani (see Notes 1.2 and 16.d), definitive goodwill was recorded in the business combination of R$ 2,636,426. In June 2022, the Company recorded a provisional goodwill of R$ 1,950,720.

73

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

	Consolidated
	Balance in December 2021	Additions/ Amortization	Write-offs	Transfers	Acquisitions of subsidiary (Note 1.2*)	Balance in June 2022

Total cost of intangible assets, gross	34,630,541	2,678,865	(3,200)	-	7,154,551	44,460,757
Right to use software	19,911,004	-	-	508,016	1,366,860	21,785,880
Authorizations	11,151,497	27,136	(3,200)	7,088	4,479,613	15,662,134
Goodwill	475,743	1,950,720	-	-	-	2,426,463
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557	-	201,778
Other assets	333,116	-	-	3,714	1,308,078	1,644,908
Intangible assets under development	2,572,960	701,009	-	(534,375)	-	2,739,594

Total Accumulated Amortization	(24,045,462)	(892,508)	3,200	-	(3,780,967)	(28,715,737)
Right to use software	(17,432,018)	(517,706)	-	-	(1,347,360)	(19,297,084)
Authorizations	(6,357,666)	(351,671)	3,200	-	(1,381,802)	(8,087,939)
Infrastructure right-of-use - LT Amazonas	(76,697)	(4,616)	-	-	-	(81,313)
Other assets	(179,081)	(18,515)	-		(1,051,805)	(1,249,401)

Total intangible assets, net	10,585,079	1,786,357	-	-	3,373,584	15,745,020
Right to use software (c)	2,478,986	(517,706)	-	508,016	19,500	2,488,796
Authorizations (f)	4,793,831	(324,535)	-	7,088	3,097,811	7,574,195
Goodwill (d)	475,743	1,950,720	-	-	-	2,426,463
Infrastructure right-of-use - LT Amazonas (e)	109,524	(4,616)	-	15,557	-	120,465
Other assets	154,035	(18,515)	-	3,714	256,273	395,507
Intangible assets under development	2,572,960	701,009	-	(534,375)		2,739,594

(*) In June 2022, the allocation process related to the business combination (PPA – Purchase Price Allocation) was in progress, the definite amounts, described in note 1.2, being obtained in December 2022. In June 2022, the Company recorded net intangible assets of R$ 3,373,584, however, at the end of the PPA valuation in December 2022, the balance of net intangible assets as of the acquisition date was set at R$ 3,599,811.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

74

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(c) Software licenses

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwills, based on the expected future profitability on June 30, 2023 and December 31, 2022:

Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill allocated from R$ 2,636,426, which is recorded on June 30, 2023 and December 31, 2022.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the TIM group, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on June 30, 2023 and December 31, 2022.

75

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important highlighting that the group’s results are essentially represented by TIM S.A., but with the acquisition of Cozani in 2022, it started generating results in the TIM S.A. as of April 30, 2022. The Company understands that the consolidated results of TIM S.A. represent a single cash-generating unit for purposes of impairment testing of assets with indefinite useful lives, in accordance with IAS 36/CPC 01.

On December 31, 2022, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Tier 1 instruments comprises instruments traded on active markets and based on market prices quoted at the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

In 2022, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

76

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

On June 30, 2023, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators.

(e) Right to use infrastructure - Lt Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totalled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

77

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On June 30, 2023, the Company recorded R$ 82 million in intangible assets referring to interest calculated based on the Selic rate (R$ 259 million in 2022) incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity (R$ 99 million in 2022). These balances were recorded as goods in progress until the asset was available for the use intended by Management. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations in service was carried out.

Thus, the total effect on the Company’s intangible assets on June 30, 2023 referring to 5G radio frequencies and related obligations was R$ 3,930 million (R$ 3,866 million in 2022) and there are no more balances of assets in progress relating to 5G licenses on June 30, 2023 (R$ 2,753 million in 2022) and R$ 3,930 million in Authorizations (R$ 1,113 million in 2022).

17.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

78

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Assets

	Parent Company		Consolidated
	June 2023	December 2022	December 2022
LT Amazonas	182,512	179,305	179,305
Sublease “resale stores” – IFRS 16	54,292	59,341	59,341
	236,804	238,646	238,646

Current portion	(29,036)	(30,643)	(30,643)
Non-current portion	207,768	208,003	208,003

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

The amounts below represent the parent company and consolidated balances.

	Up to June 2024	July 2024 to June 2029	July 2029 onwards	Nominal values	Present value
	55,433	196,058	129,005	380,496	236,804
LT Amazonas (i)	30,811	155,509	128,902	315,222	182,512
Sublease “resale stores” – IFRS 16	24,622	40,549	103	65,274	54,292

(i) LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

79

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Liabilities

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

LT Amazonas (i)	334,701	327,505	327,505
Sale of Towers (leaseback) (ii)	1,713,985	1,730,214	1,730,214
Other (iv)	156,070	158,314	158,314
Subtotal	2,204,756	2,216,033	2,216,033

Other leases (iii):
Leases – Network Infrastructure	6,039,042	4,084,433	6,123,914
Leases - Shops & kiosks & real estate	766,647	746,028	746,028
Leases - Land (Network)	3,193,133	1,820,804	2,664,315
Leases – Fiber	897,971	1,081,575	1,081,575
Subtotal leases IFRS 16 / CPC 06 (R2)	10,896,793	7,732,840	10,615,832
Total	13,101,549	9,948,873	12,831,865

Current portion	(2,106,253)	(1,353,869)	(2,257,211)
Non-current portion	10,995,296	8,595,004	10,574,654

The amount of interest paid in the period ended June 30, 2023 related to IFRS 16 / CPC 06 (R2) in the parent company was R$ 556,128 (R$ 743,907 in the year ended December 31, 2022) and in consolidated, R$ 1,001,311 in the year ended December 31, 2022.

In accordance with CPC 15 (R1), in a business combination, lease liabilities must be measured at the present value of the remaining lease balance as if the lease agreement acquired was a new lease agreement on the acquisition date. The impact on Lease Liabilities on the acquisition date (April 20, 2022) was R$ 2,929,449 (Note 1.2.1).

In 2023, the amount of R$ 57 million was paid, referring to fines applied related to the decommissioning process of sites acquired from Cozani (merged on April 01, 2023).

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Parent Company

	Up to June 2024	July 2024 to June 2029	July 2029 onwards	Nominal values	Present value
Total - Lease liability	3,045,899	8,931,318	9,356,997	21,334,214	13,101,549

LT Amazonas (i)	69,086	295,376	245,001	609,463	334,701
Sale and leaseback of Towers (ii)	305,958	1,455,413	1,768,940	3,530,311	1,713,985
Other (iii)	38,799	151,550	13,841	204,190	156,070

Total other leases (iv)	2,632,056	7,028,979	7,329,215	16,990,250	10,896,793
Leases – Network infrastructure	1,300,160	4,033,783	4,130,940	9,464,883	6,039,042
Leases - Shops & kiosks & real estate	206,893	538,205	487,376	1,232,474	766,647
Leases - Land (Network)	614,385	1,974,874	2,710,899	5,300,158	3,193,133
Leases – Fiber	510,618	482,117	-	992,735	897,971

80

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

The present value, principal and interest value on June 30, 2023 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 14.08% (13.24% in 2022).

Lease agreements within the scope of IFRS 16/CPC 06 (R2) acquired through the acquisition from Cozani were remeasured on the acquisition date to reflect the Company’s expectation of the lease term and average incremental rate of loans. The amount recorded on the acquisition date was R$ 2,929,449.

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 16,357 on June 30, 2023 (R$ 40,723 on December 31, 2022).

81

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

18.	Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Anatel.

On June 30, 2023, this credit is R$ 80,218 (R$ 26,519 on December 31, 2022).

19.	Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Supplier	3,650,934	4,385,356	4,237,229

Local currency	3,261,597	4,089,977	3,940,624
Suppliers of materials and services (i)	3,167,581	4,003,003	3,842,435
Interconnection (ii)	63,726	64,228	67,724
Roaming (iii)	211	603	1,857
Co-billing (iv)	30,079	22,143	28,608

Foreign currency	389,337	295,379	296,605
Suppliers of materials and services (i)	169,093	161,042	161,042
Roaming (iii)	220,244	134,337	135,563

Current portion	3,650,934	4,385,356	4,237,229

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company entered into contracts with banks to assist its suppliers who requested drawee risk operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. On June 30, 2023, the Company has approximately R$ 116 million (R$ 260 million as of December 31, 2022) related to the drawee risk operation.

82

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)
20.	Authorizations payable

On June 30, 2023 and December 31, 2022, the Company and its subsidiary have the following commitments with ANATEL:

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Renewal of authorizations (i)	225,591	216,627	231,801
Updated ANATEL liability (ii)	184,0	186,307	186,307
Authorizations payable (iii)	1,190,444	1,255,282	1,255,282
	1,600,100	1,658,216	1,673,390

Current portion	(510,706)	(507,685)	(507,685)
Non-current portion	1,089,394	1,150,531	1,165,705

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[13] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. As of June 30, 2023, the balances falling due related to the renewal of Authorizations in the parent company were R$ 184,065 (R$ 216,627 as of December 31, 2022) and represented the amount of R$ 231,801 as of December 31, 2022.

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at GP-DI totaling R$ 226 million (R$ 186 million as of December 31, 2022), which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (1st installment paid in December 2021 and 2nd installment paid in December 2022 in the amounts of R$ 46,274 and R$ 52,005, respectively). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). The first contribution from EACE took place in April 2022, in the amount of R$ 137 million; the first contribution to EACE took place in October 2022, in the amount of R$ 134 million, while the third contribution took place in April 2023, in the amount of R$ 134 million (the three contributions totaled R$ 405 million).

[13] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

83

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

On June 30, 2023, the outstanding balance, considering the amounts related to radio frequencies and contributions to be made in the EACE entity, is R$ 1,190 million (R$ 1,255 million as of December 31, 2022).

The authorizations payable on June 30, 2023 due in long-term is in accordance with the following schedule:

Parent Company
June 2023
2024	247,628
2025	55,689
2026	55,689
2027	55,689
2028	55,689
2029	55,689
2030	55,689
>2031	507,632
1,089,394

The primary authorizations held by TIM S.A. on June 30, 2023, as well as their expiration dates, are shown in the table below:

Maturity date
Authorization instruments	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027	Part of AR92 (PA), Feb 2024	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027	Part of AR21 (RJ), Feb 2024	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	Dec 2032	Apr 2038	Oct 2027	Part of AR61 (DF), Feb 2024	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - December 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

84

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024 AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

Terms already renewed for 15 years.

Only complementary areas in specific states.

Considering the Acquisition and consequent dissolution of Cozani, the authorizations held primarily by Cozani that currently make up the list of radio frequencies held by TIM, are shown in the table below:

Maturity date
Authorization instruments		900 MHz	1,800 MHz	Additional frequencies 1800 MHz	1,900 MHz and 2,100 MHz	2,500 MHz V2 band
SP (except AR 11)		-	Dec 2032	-	-	Oct 2027
SP (AR 11)			Dec 2032	-	-	Oct 2027
Paraná and Santa Catarina		Dec 2032	Dec 2032	-	-	Oct 2027
Acre, Rondônia, Mato Grosso, Tocantins, Distrito Federal		Dec 2032	Dec 2032	Dec 2032	Apr 2038	Oct 2027
Rio Grande do Sul		Dec 2032	-	Dec 2032	-	Oct 2027
Mato Grosso do Sul (Sector 22) and Goiás (Sector 25)		Dec 2032	Dec 2032	-	Apr 2038	Oct 2027
Mato Grosso do Sul (except Sector 22) and Goiás (except Sector 25)		Dec 2032	Dec 2032	Dec 2032	Apr 2038	Oct 2027

Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas	Mar 2031	Mar 2031	-	-	Oct 2027
Rio de Janeiro and Espírito Santo	Mar 2031	-	-	-	Oct 2027
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo	-	Mar 2031	-	-	Oct 2027
Bahia, Sergipe, Rio de Janeiro and Minas Gerais	-	-	-	Apr 2038	Oct 2027

Terms already renewed for 15 years.

85

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

				Parent Company		Consolidated
Description	Currency	Charges	Maturity	June 2023	December 2022	December 2022
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	119,820	173,381	173,381
Scotia¹ (ii)	USD	1.2410–3.2300% p.a.	Dec 2023–Apr 2024	1,448,770	1,568,683	1,568,683
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	514,870	515,265	515,265
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,838,606	1,771,797	1,771,797
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	393,791	394,139	394,139
BNB³ (i)	BRL	IPCA + 1.2228%–1.4945%	Feb 2028	230,819	249,400	249,400
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	242,899	297,160	297,160
Total				4,789,575	4,969,825	4,969,825

Current				(2,170,578)	(1,264,967)	(1,264,967)
Non-current				2,618,997	3,704,858	3,704,858

¹ Rates on outstanding debts on 12/31/2022 with Scotia Bank are between 1.4748% and 3.2300% p.a.

² The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

³ BNB interest rates already include a 15% discount for payment.

4 The debt with KFW Finninvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

Insurances

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established ratios.

86

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The table below shows the position of financing and available lines of credit:

					Remaining amount
Type	Currency	Date of opening	Term	Total value		Amount used up to June 30, 2023
BNB (i)	IPCA	Jan 2020	July 2023	752,479	503,351	249,128
Total R$:				752,479	503,351	249,128

Objective:

(i) Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil.

Company’s loans and financing on June 30, 2023 due in long-term is in accordance with the following schedule:

2024	135,709
2025	200,358
2026	719,718
2027	719,718
2028	680,993
2029	55,714
2030	55,714
2031	51,073
2,618,997

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2023	1,069,820
2024	1,236,468
2025	200,358
2026	719,718
2027	719,718
2028	680,993
2029	55,714
2030	55,714
2031	51,071
4,789,574

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on June 30, 2023 is, respectively, R$ 1,418,534, R$ 40,560, R$ 1,800,588, R$ 380,155 and R$ 214,085.

87

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

22.	Taxes, fees and contributions payable

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Taxes, fees and contributions payable	2,600,183	2,140,218	2,291,267

Value added tax on goods and services - ICMS	218,583	212,043	222,120
ANATEL’s taxes and fees (i)	2,171,356	1,698,025	1,798,967
Imposto sobre Serviço [Service tax] - ISS	65,465	65,881	65,664
PIS/COFINS [Social integration program/Social security]	67,319	62,324	102,157
Other (ii)	77,460	101,945	102,359

Current portion	(2,588,106)	(2,126,678)	(2,277,727)
Non-current portion	12,077	13,540	13,540

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF) in the amount of R$ 490 million, which remains outstanding until the final and unappealable decision.

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

In 2022, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 482 million related to 2022 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

Until December 31, 2022, there was the recognition of R$ 215.6 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction and R$ 52.6 million recorded in 2021 and R$ 163 million in 2022.

In 2023, the amount related to the principal of TFF is BRL 265 million and there was recognition of BRL 120 million in interest for late payment on the Fistel amounts (TFF) for the years 2020, 2021, 2022 and 2023, adjusted until June 30, 2023.

(ii) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on October 31, 2024.

88

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

23.	Deferred revenue

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Deferred revenue	906,500	889,441	932,029

Prepaid services (i)	196,011	151,355	193,944
Government grants (ii)	-	860	860
Anticipated revenue	41,350	43,561	43,561
Deferred revenues on sale of towers (iii)	653,683	680,731	680,731
Contractual liabilities (iv)	15,456	12,934	12,933

Current portion	(268,686)	(222,829)	(265,417)
Non-current portion	637,814	666,612	666,612

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to June 30, 2023 is R$ 203 million. The Company has no outstanding balances as of June 30, 2023 (R$ 860 as of December 31, 2022). This amount was amortized by the lifespan of the financed asset and was appropriated in the group of “other net revenues (expenses)” (note 30).

(iii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iv) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

The balances on June 30, 2023 and December 31, 2022, presented below, represent the individual and consolidated amounts.

	June 2023	December 2022

Accounts receivable included in trade accounts receivable	2,306,389	2,182,403
Contractual assets	17,053	19,828
Contractual liabilities	(15,456)	(12,934)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period.

89

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Contractual assets (liabilities)

Balance on January 1, 2023	6,894
Additions	5,435
Write-offs	(10,732)
Balance at June 30, 2023	1,597

Contractual assets (liabilities)

Balance at January 1, 2022	2,326
Additions	25,660
Write-offs	(23,789)
Balance at June 30, 2022	4,197

The balances of contractual assets and liabilities that represent the individual and consolidated balances are expected to be realized according to the table below:

	2023	2024	2025
Contractual assets (liabilities)	3,629	(1,864)	(167)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

24.	Provision for judicial and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The amounts below represent individual and consolidated balances.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

90

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Provision for judicial and administrative proceedings	1,288,667	1,112,153	1,112,156

Civil (a)	513,178	392,972	392,976
Labor (b)	215,276	214,450	214,450
Tax (c)	527,380	473,391	473,390
Regulatory (d)	32,833	31,340	31,340

The changes in the provision for judicial and administrative proceedings, consolidated amounts, are summarized below:

	December 2022	Additions, net of reversals	Payments	Currency update	June 2023

	1,112,156	172,935	(161,290)	164,866	1,288,667

Civil (a)	392,976	99,604	(91,126)	111,724	513,178
Labor (b)	214,450	44,872	(65,686)	21,640	215,276
Tax (c)	473,390	26,367	(3,014)	30,637	527,380
Regulatory (d)	31,340	2,092	(1,464)	865	32,833

	December 2021	Additions, net of reversals	Payments	Currency update	Jun/22

	960,881	120,643	(110,567)	92,836	1,063,793

Civil (a)	309,019	67,725	(60,359)	50,096	366,481
Labor (b)	192,132	38,240	(47,039)	15,871	199,204
Tax (c)	429,951	14,424	(3,036)	26,165	467,504
Regulatory (d)	29,779	254	(133)	704	30,604

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 180,151 (R$ 179,132 on December 31, 2022) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 263,299 (R$ 168,987 as of December 31, 2022).

91

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

In the Public Civil Action 0019710-80.2013.8.07.0001, filed by the Public Prosecutor’s Office of the Federal District against TIM, which discusses the alleged intentional disconnection of calls from Infinity plan clients, an increase in the provision from R$ 10 million to R$ 50 million was made (updated amount of R$ 146 million restated), considering the decision issued on 03/15/2023 by the Superior Court of Justice (STJ), where the Interlocutory Appeal filed by TIM in the Motion for Reconsideration against Special Appeal 1832217/DF was dismissed.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 35,336 (R$ 27,740 on December 31, 2022).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 32,391 (R$ 14,642 as of December 31, 2022).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,001 (R$ 2,471 on December 31, 2022).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. There is no provisioned amount corresponding to these lawsuits as of June 30, 2023 and December 31, 2022.

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions on certain payments made by the company’s employees.

From the total of 1,667 Labor claims on June 30, 2023 (1,628 on December 31, 2022) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security. The provisioning of these claims totals R$ 215,276 updated monetarily (R$ 214,450 as of December 31, 2022).

92

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

c. Tax proceedings

	June 2023	December 2022
Federal taxes	270,351	260,206
State taxes	174,041	130,816
Municipal taxes	9,169	8,550
TIM S.A. proceedings (Purchase price allocation)	73,819	73,819
	527,380	473,391

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 100 proceedings and is mainly composed of the following lawsuits:

(i)	The provision supports 60 lawsuits related to challenges involving the levy on CIDE, CPMF, CSLL, IRRF operations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,410 (R$ 4,303 on December 31, 2022).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 43,581 (R$ 42,171 on December 31, 2022).

(iii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 16,719 (R$ 16,169 as of December 31, 2022).

Additionally, in the second quarter of 2019, the Company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 66,165 (R$ 64,140 on December 31, 2022).

(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 71,073 (R$ 67,815 on December 31, 2022).

93

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

State taxes

The provision for TIM S.A. supports 113 proceedings and is mainly composed of the following lawsuits:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 36,910 (R$ 24,811 as of December 31, 2022).

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 7,028 (R$ 6,757 as of December 31, 2022);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 18,147 (R$ 17,471 as of December 31, 2022);

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 16,789 (R$ 11,943 on December 31, 2022);

(v)	credits related to tax replacement operations, whose restated amounts total R$ 10,860 (R$ 10,392 on December 31, 2022).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 16,059 (R$ 16,220 on December 31, 2022).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 10,283 (without correspondent on December 31, 2022).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

TIM S.A. proceedings (Purchase price allocation)

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 73,819 as of December 31, 2022).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On June 30, 2023, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 32,833 (R$ 31,340 on December 31, 2022).

94

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the quarterly information, according to the values presented below:

	June 2023	December 2022

	20,770,529	20,123,806

Civil (e. 1)	1,542,244	1,418,874
Labor and Social Security (e. 2)	390,305	360,942
Tax (e. 3)	18,647,813	18,171,345
Regulatory (e. 4)	190,167	172,645

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	June 2023	December 2022
Consumer actions (e. 1. 1)	136,808	141,858
ANATEL (e.1.2)	308,853	293,203
Consumer protection bodies (e.1.3)	475,833	455,481
Former trading partners (e.1.4)	262,942	230,360
Social and environmental and infrastructure (e.1.5)	136,214	116,613
Other (e.1.6)	221,594	181,359
	1,542,244	1,418,874

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

95

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions in certain payments of the company’s employees in the years 2005 to 2011, in the total restated amount of R$ 87,130 (R$ 80,456 on December 31, 2022).

e.2.2. Labor

There are 3,240 Labor claims as of June 30, 2023 (3,384 as of December 31, 2022) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 303,175 (R$ 280,486 as of December 31, 2022).

e.3. Tax

	June 2023	December 2022

	18,647,813	18,171,345

Federal taxes (e. 3.1)	3,156,387	3,275,840
State taxes (e. 3. 2)	10,031,144	9,640,939
Municipal taxes (e. 3. 3)	1,652,383	1,587,910
FUST, FUNTTEL and EBC (e.3.4)	3,807,899	3,666,656

96

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The values presented are corrected, in an estimated way, based on the SELIC rate. The historical amount involved is R$ 13,119,412 (R$ 13,014,078 as of December 31, 2022).

e.3.1. Federal taxes

The total amount assessed against TIM in relation to federal taxes is R$ 3,156,387 on June 30, 2023 (R$ 3,275,840 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,723,088 (R$ 1,579,257 on December 31, 2022). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Offset method for tax losses and negative bases. The amount involved is R$ 299,726 (R$ 265,163 on December 31, 2022).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 75,561 (R$ 73,307 on December 31, 2022).

(iv)	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 305,858 (R$ 292,662 on December 31, 2022).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 307,853 (R$ 437,419 on December 31, 2022).

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on June 30, 2023 is R$ 10,031,144 (R$ 9,640,939 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,288,199 (R$ 1,236,502 on December 31, 2022).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 415,623 (R$ 394,834 on December 31, 2022).

97

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved is R$ 732,607 (R$ 694,479 on December 31, 2022).

(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On June 30, 2023, the involved amount is R$ 4,082,209 (R$ 3,835,583 on December 31, 2022).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 159,734 (R$ 154,673 on December 31, 2022).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 937,989 (R$ 900,731 as of December 31, 2022).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 658,062 (R$ 625,202 on December 31, 2022).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 142,518 (R$ 136,243 on December 31, 2022).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 353,971 (R$ 330,805 on December 31, 2022).

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,652,383 on June 30, 2023 (R$ 1,587,910 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,362,928 (R$ 1,281,547 on December 31, 2022).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 89,935 (R$ 86,520 on December 31, 2022).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 139,431 (R$ 149,764 on December 31, 2022).

98

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

e.3.4. FUST and FUNTTEL

The total amount charged against TIM S.A. in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,807,899 (R$ 3,666,656 on December 31, 2022). The main discussion, whose historical amount is R$ 2,209,383 (R$ 2,208,814 on December 31, 2022) involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On June 30, 2023, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 190,167 (R$ 172,645 on December 31, 2022).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 638,991 (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of Complaint Rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in three years – more than 99% of the municipalities were served in the first two years and the remaining three municipalities were served in November 2022 – with the Company guaranteeing the sharing regime with the other operators.

With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Reparation, Fund for the Defense of Diffuse Rights – FDD (phase 1) and Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope Commitment; Personal assistance; Digital relationship; and Additional Commitments.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. In September 2022, the Impediment Commitments, Internal Controls and Additional Commitments received certificates from the Agency related to the 2nd year target. Structuring commitments (LTE 700 MHz; New 4G; Backhaul), Numbering Resources, Face-to-Face Service, Collaborative Portal, Digital Relationship and additional Commitments, all received statements of fulfillment of their respective targets in July 2023.

In October 2022, TIM and Anatel signed the Amendment to renegotiate the commitment related to Quality Indicators. Thus, the Perceived Quality Index (IQP) will be adopted to replace the General Quality Index (IGQ), discontinued by the Agency.

In June 2023, TIM concluded the 3rd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. Regarding the Additional Commitments, Anatel has already issued a statement of fulfillment of the obligation relating to the third year of the TAC, thus guaranteeing the general statement of fulfillment of the obligation for the implementation of SMP with 4G or later technology in 350 (three hundred and fifty) municipalities under the terms agreed in the TAC.

99

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

In July 2023, TIM started the fourth and final year of the Consent Decree. The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors.

The Company has met the TAC implementation schedule and has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Other liabilities
	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Other liabilities	607,261	192,884	732,367

Provision for future asset decommissioning	236,889	23,659	289,606
Advance from customers	21,092	12,887	15,068
Onerous capacity contract (i)	150,559	-	178,532
Other provisions for risk	64,809	-	83,923
Other (ii)	133,912	156,338	165,238
Current portion	(136,978)	(21,327)	(132,954)
Non-current portion	470,283	171,557	599,413

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

(ii) On June 23, 2022, Complementary Law 194 was enacted, which, in short, amended Law 5172, of October 25, 1966 (National Tax Code), and Complementary Law 87, of September 13, 1996 (Kandir Law), to consider essential goods and services related to fuels, electric power, communications and collective transport and, as a consequence, pointed to the reduction of ICMS on revenues earned by companies in such industries.

The Company will proactively transfer its effects to its customers, according to the nature of its plans.  However, such transfer depends on systemic developments that are in progress and will be concluded during the course of 2023.  On June 30, 2023, the amount of R$ 78.6 million (R$ 117 million on December 31, 2022) is recorded under “Other”, referring to the difference between the amount of the tax rate reduction defined in the Complementary Law and the amounts previously due, corresponding to the period necessary to carry out said systemic developments.

100

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

26.	Shareholders’ equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on June 30, 2023, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2022).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

200 of Law No. 6,404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	June 2023	December 2022

	419,413	408,602

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	65,809	54,998

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 27).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the tax incentive reserve. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

101

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c. 3 Tax Benefit Reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. On June 30, 2023, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,124,411 (R$ 2,124,411 on December 31, 2022).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2022, dividends and Interest on Shareholders’ Equity were calculated as follows:

December 2022

Net profit for the year	1,670,755
(-) Non-distributable tax incentives	(166,110)
(-) Constitution of legal reserve	(75,233)
Adjusted Net Profit	1,429,412

Minimum dividends calculated on the basis of 25% of adjusted profit	357,353

Breakdown of dividends payable interest on equity:
Interest on shareholders’ equity	1,400,000
Total dividends and interest on shareholders´ equity distributed and proposed	1,400,000
Income tax withheld (IRRF) on shareholders´ equity	(196,970)
Total dividends and interest on shareholders´ equity, net	1,203,030

102

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the year 2022, the amount of R$ 1,400,000 of interest on shareholders’ equity were distributed and additional amount of R$ 600,000 of dividends were proposed, which were approved at the General Meeting on June 30, 2023, totaling R$ 2,000,000. During 2023, amounts of R$ 520,000 of interest on shareholders’ equity were distributed. The amounts distributed in 2022 and 2023 are shown below:

Approval	Payment	Dividend

03/22/2022	04/27/2022	195,000
06/15/2022	07/20/2022	270,000
09/12/2022	10/31/2022	235,000
09/12/2022	01/24/2023	245,000
12/12/2022	01/24/2023	455,000
03/30/2023	04/18/2023	600,000
		2,000,000

04/19/2023	05/09/2023	230,000
06/12/2023	07/12/2023	290,000
		520,000

The balance on June 30, 2023 of the item “dividends and interest on shareholders' equity payable” totaling R$ 334,080 (R$ 661,494 on December 31, 2022) is composed of the outstanding amounts of previous years in the amount of R$ 44,080 (R$ 61,494 on December 31, 2022) in addition to the amount of R$ 290,000, settled on July 12, 2023 (R$ 600,000, distributed in 2023, approved during the Annual General Meeting held on March 30, 2023).

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flow, Interest on Shareholders’ Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

27.	Long-Term Incentive Plan

2018-2020 Plan and 2021-2023 Plan

On April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

103

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The 2018-2020 and 2021-2023 Plans provide for the granting of shares (performance shares and/or restricted shares).

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted	Expiry date	Grant Price	Balance at the beginning of the period	Granted during the period	Transferred during the period			Paid in cash			Canceled during the period	Balance at end of period
						Volume vested	Performance change	Additional dividends	Billed Volume	Performance change	Additional dividends
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	-	1,227,712	-	-	-	-	-	-	(44,565)	1,183,147
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	(1,043,059)	(87,605)	(43,880)	(2,883)	(473)	(130)	(49,639)	2,024,153
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	519,098	-	(252,024)	(63,029)	(22,884)	(2,593)	(649)	(236)	(3,641)	260,840
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	(419,188)	(137,064)	(62,243)	(7,842)	(2,537)	(1,195)	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	7,235,970			4,065,862	1,227,712	(1,714,271)	(287,698)	(129,007)	(13,318)	(3,659)	(1,561)	(97,845)	3,468,140
Weighted average price of the balance of grants			R$ 13.15

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•        2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•        2018-2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•        2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•        2021-2023 Plan – 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•        2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2022 to March 31, 2022.

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

As of June 30, 2023, expenses related to said long-term benefit plans totaled R$ 10,811 (R$ 30,365 as of June 30, 2022).

Termination of the Share Buyback Program and Approval of a New Program

On June 12, 2023, the Board of Directors became aware of the termination of the Share Buyback Program approved at a meeting of the Company’s Board of Directors on May 5, 2021 and approved a new share buyback program of its own issuance. The new program will start as of the date of the Board of Directors’ resolution, remaining in effect until December 12, 2024, considering that acquisitions shall be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, observing the applicable legal and regulatory limits.

28.	Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended June 30, 2023 is R$ 67,962 (R$ 70,090 on June 30, 2022).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

 Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022

Net operating revenue	11,512,527	9,688,604	11,503,415	10,095,275

Gross operating revenue	16,200,727	13,507,536	16,239,128	14,014,445

Service revenue	15,496,673	12,907,650	15,535,074	13,414,559
Service revenue-Mobile	14,534,832	11,975,266	14,573,233	12,482,193
Service revenue - Landline	961,841	932,384	961,841	932,366

Goods sold	704,054	599,886	704,054	599,886

Deductions from gross revenue	(4,688,200)	(3,818,932)	(4,735,713)	(3,919,170)
Taxes incidents	(1,827,801)	(2,273,764)	(1,874,711)	(2,370,902)
Discounts granted	(2,856,615)	(1,540,572)	(2,857,219)	(1,543,672)
Returns and other	(3,784)	(4,596)	(3,783)	(4,596)

106

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

29.	Operating costs and expenses

	Parent Company
	June 2023				June 2022
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(5,987,277)	(2,741,414)	(866,595)	(9,595,286)	(4,645,726)	(2,510,247)	(896,960)	(8,052,933)

Personnel	(36,386)	(417,433)	(218,390)	(672,209)	(28,490)	(368,776)	(212,382)	(609,648)
Third party services	(333,900)	(1,076,140)	(406,697)	(1,816,737)	(310,350)	(980,747)	(404,015)	(1,695,112)
Interconnection and means of connection	(1,846,323)	-	-	(1,846,323)	(1,214,652)	-	-	(1,214,652)
Depreciation and amortization	(3,026,270)	(162,713)	(203,055)	(3,392,038)	(2,420,049)	(143,665)	(240,907)	(2,804,621)
Taxes, fees and contributions	(17,164)	(389,157)	(13,860)	(420,181)	(19,638)	(389,043)	(11,272)	(419,953)
Rentals and insurance	(258,856)	(72,825)	(10,172)	(341,853)	(244,558)	(59,437)	(9,490)	(313,485)
Cost of goods sold	(468,358)	-	-	(468,358)	(406,634)	-	-	(406,634)
Advertising and advertising	-	(301,102)	-	(301,102)	-	(275,492)	-	(275,492)
Losses on doubtful accounts receivable	-	(286,767)	-	(286,767)	-	(282,440)	-	(282,440)
Other	(20)	(35,277)	(14,421)	(49,718)	(1,355)	(10,647)	(18,894)	(30,896)

	Consolidated
	June 2023				June 2022
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(5,744,233)	(2,852,794)	(868,181)	(9,465,208)	(4,977,401)	(2,656,189)	(897,449)	(8,531,039)

Personnel	(36,386)	(417,433)	(218,390)	(672,209)	(28,490)	(368,776)	(212,382)	(609,648)
Third party services	(340,063)	(1,145,491)	(408,252)	(1,893,806)	(322,912)	(1,069,618)	(404,501)	(1,797,031)
Interconnection and means of connection	(1,376,316)	-	-	(1,376,316)	(1,291,383)	-	-	(1,291,383)
Depreciation and amortization	(3,245,843)	(162,766)	(203,055)	(3,611,664)	(2,706,191)	(141,555)	(240,907)	(3,088,653)
Taxes, fees and contributions	(17,271)	(412,104)	(13,885)	(443,260)	(21,114)	(429,592)	(11,272)	(461,978)
Rentals and insurance	(259,545)	(72,828)	(10,178)	(342,551)	(199,323)	(59,437)	(9,490)	(268,250)
Cost of goods sold	(468,358)	-	-	(468,358)	(406,634)	-	-	(406,634)
Advertising and advertising	-	(301,102)	-	(301,102)	-	(279,271)	-	(279,271)
Losses on doubtful accounts receivable	-	(305,793)	-	(305,793)	-	(297,293)	-	(297,293)
Other	(451)	(35,277)	(14,421)	(50,149)	(1,354)	(10,647)	(18,897)	(30,898)

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

30.	Other net revenue (expense)

	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022
Revenues
Revenue from grant, net	860	5,162	860	5,162
Fines on telecommunications services	35,265	33,397	35,492	34,907
Revenue on disposal of assets	1,523	2,636	1,523	2,636
Other revenue	31,662	32,013	31,655	32,713
	69,310	73,208	69,530	75,418
Expenses
FUST/FUNTTEL (i)	(77,200)	(64,448)	(78,366)	(67,350)
Taxes, fees and contributions	(534)	(627)	(534)	(641)
Provision for legal and administrative proceedings, net of reversal
	(157,102)	(106,635)	(157,104)	(106,635)
Expenses on disposal of assets	(1,040)	(4,245)	(1,040)	(4,245)
Other expenses	(9,997)	(10,772)	(10,676)	(10,946)
	(245,873)	(186,727)	(247,720)	(189,817)

Other revenues (expenses), net	(176,563)	(113,519)	(178,190)	(114,399)

(i) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

31.	Financial revenues
	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022

Financial revenues	670,652	725,704	691,401	732,283
Interest on financial investments	204,624	311,446	225,097	317,194
Interest received from clients	12,205	13,484	12,286	13,878
Swap interest	309,245	197,590	309,245	197,590
Interest on lease	13,860	13,822	13,860	13,822
Inflation adjustment (i)	108,989	92,065	108,989	92,065
Other derivatives (ii)	19,587	78,347	19,587	78,347
Other revenue	2,142	18,950	2,337	19,387

108

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until June 30, 2023, the Company obtained the subscription right related to the 9th contractual target, generating an effect of R$ 19,587 (R$ 39,173 on June 30, 2022, related to 5th and 6th contract targets). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 28.

32.	Financial expenses

	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022

Financial expenses	(1,429,089)	(1,348,355)	(1,337,014)	(1,423,953)
Interest on loans and financing	(50,097)	(32,366)	(50,097)	(32,366)
Interest on taxes and fees	(116,934)	(72,793)	(120,284)	(72,793)
Swap interest	(300,352)	(312,985)	(300,352)	(312,985)
Interest on lease	(613,700)	(523,212)	(512,126)	(590,047)
Inflation adjustment (i)	(202,616)	(253,519)	(207,793)	(258,417)
Discounts granted	(24,512)	(22,687)	(24,512)	(22,901)
Other expenses	(120,878)	(130,793)	(121,850)	(134,444)

(i) A major portion related to: (i) Monetary restatement of lawsuits, in the amount of R$ 165,086 - see note 25 (R$ 92,836 as of June 30, 2022); and (ii) inflation adjustment on loans and financing and authorizations, in the amount of R$ 27,355 (R$ 97,457 on June 30, 2022).

33.	Foreign exchange variations, net

	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022
Revenues
Loans and financing (i)	143,104	26,854	143,104	26,854
Suppliers	20,253	23,452	20,253	23,452
Swap (ii)	10,698	13,767	10,698	13,767
Other	9,521	20,867	9,521	20,867
	183,576	84,940	183,576	84,940
Expenses
Loans and financing (i)	(10,698)	(13,758)	(10,698)	(13,758)
Suppliers	(6,061)	(10,650)	(6,061)	(10,650)
Swap (ii)	(143,104)	(26,762)	(143,104)	(26,762)

Other	(27,280)	(29,040)	(27,280)	(29,040)
	(187,143)	(80,210)	(187,143)	(80,210)

Foreign exchange variations, net	(3,567)	4,730	(3,567)	4,730

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 37).

109

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

34.	Earnings per share

The balances presented below represent the Parent Company and Consolidated amounts.

(a)       Basic

Basic profit per share is calculated by dividing the profit attributable to the shareholders of the company by the weighted average amount of shares issued during the period.

	June 2023	June 2022

Income attributable to the shareholders of the company	1,038,908	684,903

Weighted average number of common shares issued (thousands)	2,420,811	2,420,462

Basic earnings per share (expressed in R$)	0.43	0.28

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	June 2023	June 2022

Income attributable to Company's shareholders	1,038,908	684,903

Weighted average number of common shares issued (thousands)	2,420,811	2,420,682

Diluted earnings per share (in R$)	0.43	0.28

On June 30, 2023, according to the calculation of diluted earnings per share, the Company did not have potentially dilutive shares (220,000 on June 30, 2022) related to the long-term incentive plan, as mentioned in Note 27.

110

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

Assets

	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Telecom Italia Sparkle (i)	1,729	2,770	2,770
Gruppo Havas (vi)	49,911	-	-
TI Sparkle (iii)	1,927	1,494	1,494
TIM Brasil (vii)	22,664	22,790	22,790
Telecom Italia S.p.A. (ii)	4,524	2,086	2,086
I-Systems (ix)	9,657	14,762	14,762
Cozani (x)	-	456,185	-
Other	674	674	674
Total	91,086	500,761	44,576

	Liabilities
	Parent Company		Consolidated
	June 2023	December 2022	December 2022

Telecom Italia S.p.A. (ii)	94,363	85,845	85,845
Telecom Italia Sparkle (i)	4,654	4,436	4,436
TI Sparkle (iii)	8,711	9,445	9,445
TIM Brasil (iv)	10,858	10,858	10,858
Vivendi Group (v)	1,822	3,457	3,457
Gruppo Havas (vi)	76,189	65,618	65,618
I-Systems (viii)	44,998	49,391	49,391
Cozani (x)	-	383,621	-
Italtel (xi)	21,164	13,348	13,348
Other	14,743	8,862	8,862

Total	277,502	634,881	251,260

111

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

		Revenue
	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022

Telecom Italia S.p.A. (ii)	4,246	1,385	4,246	1,385
Telecom Italia Sparkle (i)	1,793	1,657	1,793	1,657
TI Sparkle (iii)	490	1,086	490	1,086
I Systems (ix)	16,778	17,945	16,778	17,945
Cozani (x)	-	2,597	-	-
Total	23,307	24,670	23,307	22,073

	Cost / Expense
	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022

Telecom Italia S.p.A. (ii)	62,795	49,784	62,795	49,784
Telecom Italia Sparkle (i)	9,406	7,686	9,406	7,686
TI Sparkle (iii)	8,761	9,049	8,761	9,049
Vivendi Group (v)	3,037	2,221	3,037	2,221
Gruppo Havas (vi)	265,813	154,865	265,813	154,865
I Systems (viii)	192,331	177,658	192,331	177,658
Cozani (x)	-	3,730	-	-
Other	11,553	12,116	11,553	12,116
Total	553,696	417,109	553,696	413,379

(i)	amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.
(ii)	The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii)	Values refer to link rental, EILD rental, media rental (submarine cable) and signalling service.

(iv)	Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v)	the values refer to Value Added Services-VAS.

112

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

(vi)	From the values described above, in the result, they refer to advertising services, of which, R$ 243,227 (R$ 111,765 on June 30, 2022), are related to media transfers.

(vii)	Refer to judicial deposits made on account of labor claims.

(viii)	The amounts refer to fiber infrastructure capacity services.

(ix)	The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x)	Refer to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and use of radio frequencies, in addition to co-billing agreements.

(xi)	The amounts refer to the development of the software used in the billing of telecommunications services

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On June 30, 2023, the Company invested R$ 6,006 (R$ 2,577 on June 30, 2022).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

36.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	June 2023	June 2022

Short-term benefits	11,536	15,359
Other long-term benefits	-	-
Share-based remuneration	4,187	23,061
	15,723	38,420
37.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

113

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On June 30, 2023 and December 31, 2022, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB and the exposure to a fixed rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on June 30, 2023 and December 31, 2022, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on June 30, 2023 and December 31, 2022 or revenues from services rendered during the periods ended June 30, 2023 and June 30, 2022.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

114

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended June 30, 2023 and 2022. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of June 30, 2023 and December 31, 2022.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	June 2023		December 2022
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	282,895	353,306	276,951	393,372
Other derivatives (i)	482,082	-	624,671	-
	764,977	353,306	901,622	393,372

Current portion	(265,543)	(353,306)	(239,189)	(343,142)
Non-current portion	499,434	-	662,433	50,230

115

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.26% of the shares of C6 capital on June 30, 2023 (5.52% on December 31, 2022), where the Group/Company paid a share subscription premium in the amount of R$ 24.7 million until June 30, 2023 (R$ 23.9 million until December 31, 2022). As required by IFRS 9 / CPC 48, the financial instrument must be valued at its fair value that on June 30, 2023 and December 31, 2022 corresponds to R$ 482 million and R$ 624 million, respectively. The change for the period refers to the conversion of shares, pursuant to Note 12.

The impact of the mark-to-market is calculated by the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and subsequently revaluated and possible changes recorded in the Company’s financial income (loss) for the year, considering the arbitration risks disclosed in Note 28.

The long-term derivative financial instruments at June 30, 2023 are due in accordance with the following schedule:

Assets

2024	13,855
2025	485,579
>2026	-
499,434

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

Financial instruments measured at fair value:

	June 2023
	Level 1	Level 2	TOTAL

Total assets	285,051	927,935	1,212,986

Financial assets at fair value through profit or loss	285,051	927,935	1,212,986

Derivative financial instruments	-	282,895	282,895
Other derivatives	-	482,082	482,082
Securities	285,051	-	285,051
Other financial assets	-	162,958	162,958

Total liabilities	-	353,306	353,306

Financial liabilities at fair value through profit or loss	-	353,306	353,306

Derivative financial instruments	-	353,306	353,306

	December 2022
	Level 1	Level 2	TOTAL

Total assets	2,203,564	901,622	3,105,186

Financial assets at fair value through profit or loss	2,203,564	901,622	3,105,186

Derivative financial instruments	-	276,951	276,951
Other derivatives		624,671	624,671
Securities	2,203,564	-	2,203,564

Total liabilities	-	393,372	393,372

Financial liabilities at fair value through profit or loss	-	393,372	393,372

Derivative financial instruments	-	393,372	393,372

116

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

117

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Financial assets and liabilities by category

The financial instruments of the company by category can be summarized as follows:

June 30, 2023

Parent Company

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	8,609,721	1,212,987	9,822,708

Derivative financial instruments	-	282,895	282,895
Other derivatives	-	482,082	482,082
Trade accounts receivable and other accounts receivable, excluding prepayments	3,804,006	-	3,804,006
Securities	-	285,052	285,052
Cash and cash equivalents	3,067,012	-	3,067,012
Leases	236,804	-	236,804
Judicial deposits	1,421,681	-	1,421,681
Other financial assets	-	162,958	162,958
Other amounts recoverable	80,218	-	80,218

Liabilities, as per balance sheet	23,367,875	353,306	23,721,181

Loans and financing	4,789,574	-	4,789,574
Derivative financial instruments	-	353,306	353,306
Suppliers and other obligations, excluding legal obligations	4,394,381	-	4,394,381
Lease liabilities	13,101,549	-	13,101,549
Other contractual obligations	748,291	-	748,291
Dividends and interest on shareholders' equity payable	334,080	-	334,080

118

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

December 31, 2022

Parent Company Consolidated

	Measured at amortized cost	Fair value through profit or loss	Total	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,405,960	3,105,186	10,511,146	7,851,215	3,105,186	10,956,401

Derivative financial instruments	-	276,951	276,951	-	276,951	276,951
Other derivatives	-	624,671	624,671	-	624,671	624,671
Trade accounts receivable and other accounts receivable, excluding prepayments	3,978,135	-	3,978,135	3,659,777	-	3,659,777
Securities	-	2,203,564	2,203,564	-	2,203,564	2,203,564
Cash and cash equivalents	1,785,100	-	1,785,100	2,548,713	-	2,548,713
Leases	238,646	-	238,646	238,646	-	238,646
Judicial deposits	1,377,560	-	1,377,560	1,377,560	-	1,377,560
Other amounts recoverable	26,519	-	26,519	26,519	-	26,519

Liabilities, as per balance sheet	20,713,839	393,372	21,107,211	23,448,704	393,372	23,842,076

Loans and financing	4,969,825		4,969,825	4,969,825		4,969,825
Derivative financial instruments	-	393,372	393,372	-	393,372	393,372
Suppliers and other obligations, excluding legal obligations	4,385,356	-	4,385,356	4,237,229	-	4,237,229
Lease liabilities	9,948,873	-	9,948,873	12,831,865	-	12,831,865
Other contractual obligations	748,291	-	748,291	748,291	-	748,291
Dividends and interest on shareholders' equity payable	661,494	-	661,494	661,494	-	661,494

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On June 30, 2023, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

119

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Based on mandatory market developments, we changed the index of our debt with KFW/Finninvera from Libor to SOFR.

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on June 30, 2023 and December 31, 2022 are shown in the following table:

June 30, 2023

	COUNTERPARTY					% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (long position)¹		Long position	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	121,263	121,263	100%	LIBOR 6M + 0.75% p.a.	79.00–92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	230,818	232,930	100%	IPCA + 1.22–1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,448,770	1,449,809	100%	1.73–3.80% p.a.	CDI + 1.05–108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	514,871	517,495	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,861,375	1,863,514	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	393,791	394,966	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2022

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	175,589	175,589	100%	LIBOR 6M + 0.75% p.a.	79.00–92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	249,400	249,166	100%	IPCA + 1.22–1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,568,683	1,569,829	100%	1.73–3.80% p.a.	CDI + 1.05–108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,265	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,796,843	1,796,843	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	394,139	394,139	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

120

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA(1)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	June 2023	3,974,977	-	3,974,977	(4,045,002)	(70,026)	-	-

CDI	probable	3,974,977	-	3,974,977	(4,045,002)	(70,026)	-	-
	possible	3,974,577	(400)	3,974,577	(4,065,671)	(91,094)	(21,068)	(20,668)
	remote	3,974,189	(787)	3,974,189	(4,086,046)	(111,857)	(41,831)	(41,044)
USD	probable	3,974,977	-	3,974,977	(4,045,002)	(70,026)	-	-
	possible	4,359,874	384,897	4,359,874	(4,045,002)	314,871	384,897	-
	remote	4,744,771	769,794	4,744,771	(4,045,002)	699,768	769,794	-
Libor	probable	3,974,977	-	3,974,977	(4,045,002)	(70,026)	-	-
	possible	3,976,842	1,865	3,976,842	(4,045,002)	(68,160)	1,865	-
	remote	3,978,707	3,731	3,978,707	(4,045,002)	(66,295)	3,731	-
IPCA	probable	3,974,977	-	3,974,977	(4,045,002)	(70,026)	-	-
	possible	3,881,858	(93,119)	3,881,858	(4,045,002)	(163,145)	(93,119)	-
	remote	3,793,848	(181,129)	3,793,848	(4,045,002)	(251,155)	(181,129)	-

(1) (KFW Finnvera, Scotia, BNB, BNP Paribas, Debenture and BNDES.

Risk variable	Sensitivity scenario	CDI	USD	Libor	IPCA

CDI	Probable	13.65%	4.8192	5.73%	3.16%
	Possible	17.06%	4.8192	5.73%	3.16%
	Remote	20.48%	4.8192	5.73%	3.16%
USD	Probable	13.65%	4.8192	5.73%	3.16%
	Possible	13.65%	6.0240	5.73%	3.16%
	Remote	13.65%	7.2288	5.73%	3.16%
Libor	Probable	13.65%	4.8192	5.73%	3.16%
	Possible	13.65%	4.8192	7.16%	3.16%
	Remote	13.65%	4.8192	8.60%	3.16%
IPCA	Probable	13.65%	4.8192	5.73%	3.16%
	Possible	13.65%	4.8192	5.73%	3.95%
	Remote	13.65%	4.8192	5.73%	4.74%

121

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on June 30, 2023 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	June 2023	June 2022
Net income (loss) from derivative operations	(123,512)	(128,390)
Income (loss) from operations with other derivatives	19,587	92,639

Capital Management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2022	4,969,825	9,948,873	(508,251)
Inflows	-	1,190,002	142,588
Balance of merged company	-	2,992,831	-
Cancellations	-	(239,937)	-
Financial expenses	192,697	643,846	(8,893)
Foreign exchange variations, net	(132,405)	-	132,405
Payments	(240,542)	(1,434,066)	(169,521)

June 30, 2023	4,789,575	13,101,549	(411,672)

122

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,249,128	1,491,500	(99,701)
Cancellations	-	(40,894)	-
Financial expenses	197,236	526,080	115,394
Foreign exchange variations, net	(13,096)	-	12,996
Payments	(558,301)	(1,131,589)	(76,438)
	-		-
June 30, 2022	4,720,432	9,908,636	(494,881)

Consolidated

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,249,128	1,491,500	(99,701)
Cozani acquisition – opening balance 04/30/2022	-	2,929,449	-
Cancellations	-	(40,895)	-
Financial expenses	197,236	592,905	115,394
Foreign exchange variations, net	(13,096)	-	12,996
Payments	(558,301)	(1,263,225)	(76,438)

June 30, 2022	4,720,432	12,773,273	(494,881)
38.	Defined benefit pension plans and other post-employment benefits

	June 2023	December 2022

PAMEC/asset policy and medical plan	5,825	5,825

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

 Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

123

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

39.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of June 30, 2023, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 590,376
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000
Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

40. Supplementary information to the cash flow

	Parent Company		Consolidated
	June 2023	June 2022	June 2023	June 2022

Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	(1,090,002)	(1,413,015))	(1,490,295)	(1,449,134)
Increase in lease liabilities - no effect on cash	1,090,002	1,413,015	1,490,295	1,449,134
Assets and liabilities, net of merger effects	3,877,394	-	-	-
C6 Bank bonus warrant	162,958	-	162,958	-

124

TIM S.A. NOTES TO THE QUARTERLY INFORMATION June 30, 2023 (In thousands of Reais, except as otherwise stated)

41.	Subsequent events

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of
R$ 290,000 of interest on shareholders’ equity as of June 12, 2023. The payment took place on July 12, 2023, and the date for identification of shareholders entitled to receive such amounts took place on June 22, 2023.

125

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on June 30th, 2023, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, July 31st, 2023.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council
Elias de Matos Brito Member of the Fiscal Council

126

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the period ended June 30th, 2023.

Rio de Janeiro, July 31st, 2023.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

127

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended June 30th, 2023.

Rio de Janeiro, July 31st, 2023.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

128

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 31, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer